

05048959

SYPRIS® SOLUTIONS INC

MANAGING

2004 Annual Report


$0.32
$0.84
$0.56
$0.42
$250
$242
$266
$322
$476
Earnings Per Share
Orders
(in millions)


$20
$23
$64
$70
$67
$129
$145
$274
Capital Expenditures
Stockholders' Equity
(in millions)
Market Capitalization
(in millions)

Sypris Solutions is a diversified provider of technology-based outsourced services and specialty products. We perform a wide range of manufacturing and technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and test & measurement services.

On the cover: Victor Leung, Director of International Sales

PERFORMANCE 2004

Revenue Soared to New Record: Up 53.8%

Driven by new contract awards in the Industrial Group, revenue increased for the [illegible] consecutive year.

Net Income Declined: Down 8.9%

Inefficiencies caused by the unprecedented increase in demand coupled with supply chain issues had a negative impact.

Earnings Per Share Followed Suit: Down 25.0%

EPS was impacted by the decline in operating income and a 21% increase in the number of shares outstanding.

Capital Expenditures Increased as Well: Up 148.2%

The investment of $56 million in state-of-the-art capabilities is expected to impact the Company for years to come.

Total Assets Continued to Grow: Up 62.8%

Total assets increased 63% to $429 million driven by investments in capacity related to new contracts, additional working capital and higher capital expenditures.

Stockholders' Equity Continued to Rise: Up 43.3%

Stockholders' equity increased to $207.4 million, or $11.58 per share, as a result of a successful stock offering and additional retained earnings.

Orders Posted New Milestones: Up 48.1%

Firm orders with specified shipment dates increased 48% to $476 million for the year as a result of a 36% increase in the production of commercial vehicles and the award of new long-term contracts.

Backlog Climbed to Record Levels: Up 25.6%

Backlog climbed to $250 million driven by strong orders and new multi-year contracts.

Revenue per U.S. Employee Continued to Rise: Up 2.7%

This important measure of productivity increased for the fifth consecutive year to $190,000 per employee.

Contents



ROBERT E. GILL Chairman of the Board
JEFFREY T. GILL President & CEO

DEAR FELLOW STOCKHOLDERS:

The year 2004 was a record year for the Company in terms of a wide variety of financial and operational metrics, with the notable exceptions of net income and earnings per share.

Investments made during prior years generated exceptional results in terms of orders and backlog, with new orders increasing 48% to a record $476 million, while backlog climbed 26% to an all-time high of $250 million. And perhaps most importantly, the award of new, long-term contracts increased 135% to a record $1.5 billion as a result of new contracts with ArvinMeritor, Dana and others. We expect these contracts to make a meaningful contribution to the financial results of Sypris for many, many years to come.

The year was also notable for the record level of capital that was invested in the Company's future. We committed $86 million during 2004 to purchase additional manufacturing facilities, increase capacity at existing plants and dramatically improve our future cost profile. In total, 18 major capital projects were underway at year-end. Once completed, these investments are expected to have a material impact on our ability to respond to the growing needs of our customers in an efficient and timely manner.

Unfortunately, these wide-ranging achievements were overshadowed by the impact of a number of supply chain, capacity and demand-related issues. We will continue to address these challenges with the appropriate sense of urgency so that the future earnings of Sypris will more consistently reflect our expectations for the Company. We have an excellent platform and increasingly strong position of market leadership. The potential is clearly significant and our ability to execute effectively will be the key to the future.

FINANCIAL HIGHLIGHTS

Revenue increased for the fifth consecutive year, rising 54% to a record $425 million from $277 million in 2003. The increase was driven by a 172% increase in revenue for our Industrial Group, which benefited from two new supply agreements with Dana, a new contract with ArvinMeritor and a 36% increase in the production of commercial vehicles during 2004.

Net income declined 9% to $7.4 million from the prior year as a result of cost overruns incurred to increase manufacturing capacity, higher than expected expenses for the launch of eight new programs and the impact of significant manufacturing inefficiencies as the Company struggled to respond to escalating customer demand during a period of frequent material shortages. Earnings per share declined 25% to $0.42 as a result of the decline in net income and a 21% increase in the number of fully diluted shares outstanding.

We strengthened the Company's long-term capital base significantly during the year, with the successful completion of a follow-on equity offering and the private placement of fixed-rate, long-term debt with an average interest rate of 5.4%. As a result, the Company was able to support a record level of investment while preserving its strong balance sheet.

INVESTING FOR THE FUTURE

The year was significant in terms of the investments we made in the Company's future. A total of $86 million was dedicated to acquire strategic manufacturing capacity, reduce cycle times, improve quality and reduce costs. The dollar value of these investments represented an 87% increase from the previous high of $46 million and clearly reflected our commitment to become a strategic supplier in the commercial vehicle market.

Of the total capital invested, $56 million, or 13% of revenue, was committed to upgrade and expand existing manufacturing capabilities, while $30 million was invested to acquire manufacturing operations from ArvinMeritor and Dana. These two transactions were particularly noteworthy and deserve additional elaboration.

In May of 2004, we invested $14 million in the purchase of a manufacturing facility located in Kenton, Ohio from ArvinMeritor. The plant specializes in the production of components that are incorporated into the final axle assemblies for trailer manufacturers such as Wabash, Great Dane, Stoughton, Hyundai, Trailmobile, Dorsey and Utility, among others. The operation also produces housings that are used in the drive axle assemblies of commercial vehicles produced by manufacturers such as Freightliner, International, Mack, PACCAR and Volvo. The plant employs approximately 300 highly skilled people and consists of over 500,000 square feet of manufacturing space.

The transaction represented a strategic milestone for Sypris for several important reasons. To begin with, the plant is the sole supplier of trailer axle beams to ArvinMeritor in North America, where ArvinMeritor currently commands approximately 60% of the market for trailer axle assemblies. Secondly, the skill sets and equipment located in Kenton will provide Sypris with an invaluable base from which to expand with other commercial vehicle customers. And finally, with the addition of the trailer axle components to the Sypris portfolio, we now provide product for incorporation into the steer axles, drive axles and trailer axles of commercial vehicle and trailer manufacturers.

In June of 2004, we invested $16 million in the purchase of a manufacturing campus located in Toluca, Mexico from Dana. The operation manufactures and machines components for use in the steer and drive axle assemblies of commercial vehicles produced by companies such as PACCAR, International and others. The operation employs approximately 700 people and consists of over 200,000 square feet of manufacturing space.

The investment in the Toluca operation represents an important first step for Sypris in its long-term plan to establish global centers for manufacturing excellence. The plant boasts an excellent reputation for quality and has the proven capability to forge and machine a variety of drive train components, including I-beams, axle shafts, steer arms, input shafts, pinions and ring gears. The operation also machines knuckles for steer axle assemblies. With its attractive cost basis, reliable workforce, proven manufacturing capability and strong management team, the Toluca operation is expected to be a significant contributor to the future growth of Sypris.

CONTRACT AWARDS

We are pleased to report that the award of new, long-term contracts increased 135% to $1.5 billion during the year compared to the previous record of $639 million in 2003. Approximately $1.1 billion of the awards were associated with supply agreements for components produced by the plants in Kenton and Toluca, while much of the balance consisted of amendments to existing contracts with Dana, which were extended through the year 2014.

Long-term, sole-source contracts serve as the foundation of our business model and we will continue to pursue strategic partnerships with a growing number of large corporations and government agencies. We believe that these agreements, which currently cover approximately 80% of the Company's expected revenue for 2005, will continue to play an increasingly meaningful role for Sypris in the future.

REMEMBRANCE

In February of 2005, we lost a long-time friend and member of the Board of Directors when Roger Johnson passed away at the age of 70. Roger was an important contributor to the growth and development of Sypris over the years, and will be missed dearly by all of those who came within his considerable reach. Please join us in remembering his rich, varied and successful life.

THANK YOU

We want to thank our employees, many of whom are fellow stockholders, for their hard work over this past year. The many accomplishments of 2004 would not have been possible without their commitment and dedication to building Sypris into an increasingly successful company.

We also want to thank our customers for the opportunity to serve them. We are dedicated to providing each of these business partners with the right solutions to improve their competitiveness.

We sincerely appreciate your investment in Sypris Solutions and encourage you to contact us. We welcome your comments and would be pleased to answer your questions.

Sincerely,



Jeffrey T. Gill
President & CEO



Robert E. Gill
Chairman of the Board



CORPORATE OFFICERS
FROM LEFT:
DAVID D. JOHNSON
JOHN R. MCGEENEY
JAMES G. COCKE
KATHY SMITH BOYD
RICHARD L. DAVIS
ANTHONY C. ALLEN
G. DARRELL ROBERTSON
JOHN M. KRAMER

Managing Growth

Last year we discussed the investments that were expected to have a significant impact on the ability of Sypris to grow in the future. This year we thought you might like to learn more about what we are doing to manage that growth.



We are aggressively recruiting people

Sypris grew rapidly during 2004, with the addition of new manufacturing facilities in Morganton, North Carolina, Kenton, Ohio and Toluca, Mexico. As a result, the number of employees at Sypris increased by 75% during the year to over 2,800 people.

Jim and his team of professionals are pushing forward with new programs to identify and develop our leaders of tomorrow, as well as installing systems to insure that their performance and compensation are closely aligned.

The task is clear. Our success in the future will depend upon the quality of the people we employ today.

with exceptional talent.

Jim Staron
Corporate Director of Human Resources




SYPRIS

We are driving process improvement

Six Sigma Team from left: John Brands, Gwen Humphrey, Erik Bredal, Alex Caldwell, Chris Nicolaou, Will Townley, Andrew Kettlewell, JoAnn Daniels



as a way of life.

Chris Nicolaou
Director of Quality and Six Sigma

Rapid growth can place a strain on established organizations, systems and processes. Left untended, costs and inefficiencies can become pervasive as managers focus on the new growth-related challenges affecting the company.

Chris and his organization are charged with training all Sypris employees in the techniques of Six Sigma. The objective is simple. We intend to use the proven techniques of Six Sigma to firmly establish continuous process improvement as a cultural keystone for Sypris.

We must be unrelenting in our drive to improve operational efficiency and cost competitiveness as a way of life.

We are systematically managing risk

Complexity and risk are inherent with growth. Sypris now operates in 33 locations throughout the U.S. and Mexico. Issues involving import/export compliance, environmental regulations and contract law, to name a few, must be managed proactively.

John is leading our efforts to systematically reduce risk across the broad base of our business. In the area of contracts for example, we have a project underway to store the terms and conditions of all agreements digitally, the result of which will provide managers with real time access to these key records.

Risk will never be completely eliminated, but with prudence and forethought, it can be managed.

to reduce unwanted surprises.

John McGeeney
General Counsel and Secretary



We are developing global capabilities





During 2004, Sypris secured a strong, well-established manufacturing base in Mexico with the purchase of Dana's operations in Toluca. The plant forges and machines a wide range of drive train components for use in commercial vehicles, employs over 700 people and is QS 9000 certified.

Orlando is directing our drive to install new, state-of-the-art manufacturing cells to machine a variety of parts, including axle shafts, knuckles, pinions and ring gears. Once completed in 2005, Sypris will have the added capacity and leading-edge capability to service the growing needs of its customers.

With a world-class operation in Mexico, Sypris has taken an important first step in its plan to become a global supplier.

for manufacturing excellence.

Orlando Quant
Project Manager - Machining



Derrell James
General Manager, Calibration Division


We are embracing automation





Sypris calibrates equipment used to maintain control tower radar systems at every airport the FAA manages. We also test electronic components for use in the Space Shuttle. Speed, reliability and dependability are an absolute in these instances - the cost of failure is simply too high.

Derrell and Mike are leading our efforts to utilize software as a means for automating a number of these processes, thereby greatly reducing cycle times and improving our ability to respond on short notice. By embracing automation, we also greatly reduce the potential for human error.

Speed, reliability and dependability - it is all about responding to our customers' needs.

to increase responsiveness.

Mike McEntee
General Manager, Test Division

We are investing in advanced technology





to boost productivity.

Sammy Nguyen
Manufacturing Engineer

Sypris invested $56 million in advanced manufacturing technology during 2004, representing an increase of 148% over the previous year's high. Our philosophy is simple - combine the best tools with the best people and you will generate outstanding results.



Sammy is spearheading a project team to dramatically improve in-process quality and reduce setup times for the manufacture of full float tubes, components that are used in the axle assemblies of pickup trucks and full-size vans.

Investing in advanced technology to boost productivity is one of many initiatives that will enable Sypris to stay at the forefront of an increasingly competitive marketplace.

SYPRIS AT A GLANCE



Market-Focused Businesses	Business Summary
Manufacturing Services	Automated forging, machining, induction hardening, cold extrusion, heat-treating, testing and fabrication of products, production tooling and prototypes.
Products	High-pressure closures, transition joints and insulated joints.
Manufacturing Services	Integrated design and engineering services, component selection, sourcing and procurement, automated assembly, design and implementation of product testing, systems assembly, and repair and warranty services.
Engineering Services	Software design services for data and communications security products and contract design services.
Products	Encryption devices and real-time network-centric analog and digital data acquisition and storage systems.
Calibration and Repair	Calibration, repair and certification of electrical, electronic, physical and dimensional test equipment, diagnostic and process control equipment.
Testing	Testing of digital, linear, discrete, passive and hybrid components, EMI testing, RF devices, environmental testing, dynamics testing, failure analysis, NEMA Traffic Systems testing and transportation testing on products, systems and subassemblies.
Products	Hall generators, current sensors, autoprobes and gaussmeters.



Sypris Solutions is a diversified provider of technology-based outsourced services and specialty products. We perform a wide range of manufacturing and technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and test & measurement services.

Applications and Uses	Select Customers
Axle shafts, steer axles, trailer axle beams, carriers, full-float tubes, ring gears, pinions, knuckles, input shafts, helical gears, housings and other drive train components for use in light, medium and heavy-duty trucks, SUVs, pickup trucks and automobiles. Jet engine shafts and construction vehicle components.	ArvinMeritor, Axle Alliance, Cardanes, Dana, John Deere, Mack Truck, Pratt & Whitney and Visteon.
Pipeline and chemical systems in the energy and chemical industries.	Chevron, ExxonMobil and Shell Oil.
Electronic assemblies and subsystems for use in military cockpit control and display systems, missile guidance systems, commercial avionics, satellite communications systems, ruggedized hand-held computers, and secure communications networks and products.	BAE Systems, Boeing, General Dynamics, Honeywell, Lockheed Martin, National Security Agency, Northrop Grumman, Raytheon, U.S. Army and ViaSat.
Secured transmission of voice and data for intelligence and surveillance applications.	General Services Administration, National Security Agency and U.S. Army.
Network and communications security, collection and storage of data for aerospace applications, weapons test and evaluation, and acquisition of signal data from targets of interest for the intelligence gathering community.	General Dynamics, Government of Israel, Johnson Space Center, Lockheed Martin, NASA, National Security Agency, Northrop Grumman, Raytheon, Titan Corporation, TRW, U.S. Air Force, U.S. Army and U.S. Navy.
Telecommunications systems, air traffic control systems, electronic component manufacturing, automotive, process control, weather radar systems, aerospace and defense, medical equipment manufacturing and power generation and distribution.	Anadigics, AT&T, Bombardier, Bose, Cutler Hammer Engineering, Delphi Automotive, FAA, Honeywell, ITT, Lucent Technologies, Maxtor, Motorola, National Weather Service, Nokia, Siemens, Spirent, Square D, Terumo Cardiovascular, Tyco Electronics and TRW Automotive.
Military, semiconductor manufacturing, aerospace, satellite and launch systems, avionics, medical, telecommunications and transportation.	Arrow-Zeus, Avnet, BAE Systems, Bose, Eldec, General Dynamics, GE Ion System, Goodrich, Hamilton-Sundstrand, Harris, Honeywell, iRobot, L-3, Lockheed Martin, Northrop Grumman, Raytheon, Sawtek, Suntron, Teledyne and Medical.
Current measurement applications in mass transit systems, elevators, automotive diagnostic systems and laboratory diagnostic systems. Magnetic measurement of components used in military, aerospace and medical applications, and for research and development and quality control.	General Motors, Hamilton-Sundstrand, Lockheed Martin, Miltope, Snap-on, Toyo, Ithaco and SPX.

BOARD OF DIRECTORS



ROBERT E. GILL
Chairman
of the Board



JEFFREY T. GILL
President & CEO



R. SCOTT GILL
Managing Broker
Coldwell Banker
Residential Brokerage



WILLIAM G. FERKO
Vice President
& CFO
Genlyte Group, Inc.



HENRY F. FRIGON
Private Investor
& Consultant



WILLIAM L. HEALEY
President & CEO
Cal Quality
Electronics, Inc.



SIDNEY R. PETERSEN
Retired Chairman
& CEO
Getty Oil, Inc.



ROBERT SROKA
Managing Director
Corporate Solutions
Group



ROGER W. JOHNSON
1934-2005

On Feb. 25, 2005, we lost a long-time friend, advisor and business associate. Roger Johnson was an incredibly energetic, intelligent and accomplished individual who embraced a love for life, family, business, the arts and civic responsibility. Roger's wit and sense of humor knew no bounds, nor did his quest for adventure and knowledge. His accomplishments in life were many and varied.

During a highly successful business career, he served as the Chief Executive Officer for a number of institutions, including Western Digital Corporation, Collectors Universe and YPO International. Roger was a sought-after and active member of many private and public company boards, including Sypris Solutions.

Roger served as the Administrator of the General Services Administration during the Clinton Administration and published an insightful book reflecting his years as a public servant entitled, "It Can Be Fixed! Your Unmanaged Government." Roger's innate ability to cut to the heart of the matter is on clear display, while his call for common sense and the need for accountability resonate throughout the book.

Roger was active and involved with many a philanthropic activity, including the UC Irvine Foundation, the Orange County Performing Arts Center, the AIDS Services Foundation of Orange County and the Pacific Symphony Orchestra. He was an avid reader, an enthusiastic sportsman, an adoring father and a devoted husband to Janice, his wife and partner of 48 years. And while his life was certainly full, he did much to enrich the lives of others.

Roger Johnson's impact on Sypris will be forever lasting.

Thank you Roger. We will miss you.

FINANCIAL SUMMARY

(In thousands, except per share data)	Years ended December 31, 2004[1][2]	2003	2002	2001[3][4]	2000[3][5]
Consolidated Income Statement Data:					
Net revenue	$425,402	$276,605	$273,477	$254,640	$216,571
Gross profit	52,155	46,012	49,521	43,547	40,313
Operating income	12,614	14,941	18,956	13,030	5,477
Net income	7,407	8,135	11,439	6,367	3,184
Earnings per common share:					
Basic	$ 0.43	$ 0.57	$ 0.87	$ 0.65	$ 0.33
Diluted	$ 0.42	$ 0.56	$ 0.84	$ 0.63	$ 0.32
Cash dividends declared per common share	$ 0.12	$ 0.12	$ 0.06	$ —	$ —

(In thousands)	December 31, 2004[1]	2003[2]	2002	2001[4]	2000
Consolidated Balance Sheet Data:					
Working capital	$145,139	$ 80,516	$ 77,593	$ 67,325	$ 58,602
Total assets	428,954	263,495	223,605	211,444	179,122
Long-term debt, net of current portion	110,000	53,000	30,000	80,000	62,500
Total stockholders' equity	207,436	144,781	137,035	70,120	64,205

---

(1) On May 3, 2004 and June 30, 2004, respectively, we completed the acquisition of the net assets of ArvinMeritor's Kenton, Ohio facility and Dana's Toluca, Mexico facility and their results of operations and related purchased assets are included from those dates forward.

(2) On December 31, 2003, we completed the acquisition of the net assets of Dana's Morganton, North Carolina facility and its results of operations and related purchased assets are included from that date forward.

(3) On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which required us to discontinue the amortization of goodwill. Amortization of goodwill decreased earnings per share by $0.08 in the years ended December 31, 2001 and 2000.

(4) On May 31, 2001, we completed the acquisition of the net assets of Dana's Marion, Ohio facility and its results of operations and related purchased assets are included from that date forward.

(5) Special charges were recognized in 2000 related to the consolidation of certain operations within the Aerospace & Defense segment.

FINANCIAL REVIEW



The following discussion of our results of operations and financial condition should be read together with the other financial information and consolidated financial statements included in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in "Forward-Looking Statements" and elsewhere in this annual report.

OVERVIEW

We are a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major companies and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and test & measurement services. Revenue from our three core markets accounted for approximately 96% of our revenue for the year ended December 31, 2004, while revenue from our outsourced services accounted for approximately 92% of our revenue. We expect these percentages to increase in the future.

The Company is organized into two business groups, the Industrial Group and the Electronics Group. The Industrial Group is one reportable business segment, while the Electronics Group includes two reportable business segments, Aerospace & Defense and Test & Measurement. The Industrial Group is comprised of Sypris Technologies, Inc. and its subsidiaries, which generates revenue primarily from the sale of manufacturing services to customers in the market for truck components & assemblies and from the sale of products to the energy and chemical markets. The Aerospace & Defense reportable segment is comprised of Sypris Data Systems, Inc. and Sypris Electronics, LLC. Revenue from this group is derived primarily from the sale of manufacturing services, technical services and products to customers in the market for aerospace & defense electronics. The Test & Measurement reportable segment consists solely of Sypris Test & Measurement, Inc., which generates revenue primarily from providing technical services for the calibration, certification and repair of test and measurement equipment in the U.S. We previously had only two reportable business segments and therefore, segment information for 2003 and 2002 has been reclassified to be consistent with the current year presentation.

Our objective is to become the leading outsourcing specialist in each of our core markets for aerospace & defense electronics, truck components & assemblies, and test & measurement services. We have focused our efforts on establishing long-term relationships with industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management.

Recent Contract Awards. The pursuit of multi-year contractual relationships with industry leaders in each of our core market segments is a key component of our strategy. We focus primarily on those candidates that will enable us to consolidate positions of leadership in our existing markets, further develop strategic partnerships with leading companies, and expand our capability and capacity to increase our value-added service offerings. The quality of these contracts has enabled us to invest in leading-edge technologies that we believe will serve as an important means for differentiating ourselves in the future from the competition when it comes to cost, quality, reliability and customer service.

On December 31, 2003, we completed the first phase of a two-phase transaction with Dana in which we entered into a new eight-year agreement to supply a wide range of drive train components for the light, medium and heavy-duty truck markets to Dana. In connection with this agreement, we acquired the property, plant, and equipment and certain component inventories associated with Dana's manufacturing plant in Morganton, North Carolina for a purchase price of approximately $22 million. In addition, the parties agreed to a three-year extension of an existing seven-year supply agreement that we originally entered into on May 31, 2001. In the second phase of the transaction, which closed on June 30, 2004, we entered into an eight-year agreement with Dana for the supply of forged and machined components for use in the medium and heavy-duty truck markets. In connection with this agreement, we acquired certain of the property, plant, and equipment as well as certain component inventories associated with Dana's manufacturing campus in Toluca, Mexico. During 2004, we also acquired or entered into agreements to acquire certain production equipment located at other Dana facilities in the U.S. and amended the terms of our various supply agreements with Dana to extend the expiration date of all supply agreements to September 2014.

On May 3, 2004, we entered into a series of multi-year contracts with ArvinMeritor to supply trailer axle beams and a variety of drive train components to ArvinMeritor. The outsourcing arrangement will begin in phases over the next several years, the first of which began on May 3, 2004. The initial terms of the contracts vary, but in each case represent a long-term, multi-year commitment to the supply arrangement. As part of the transaction, we acquired certain of the property, plant and equipment as well as certain component inventories associated with ArvinMeritor's Kenton, Ohio plant that specializes in the manufacture of trailer axle beams. In addition, the transaction provided for a five-year extension of an existing five-year supply agreement that would have expired on December 31, 2004 under which we supply ArvinMeritor with axle shafts for medium and heavy-duty trucks.

The net revenue from the operations acquired in these transactions was $142.5 million in 2004. The prices contained in these agreements for our services are fixed for an initial term and generally reduced thereafter in accordance with schedules contained in the agreements. We believe these price reductions will not materially affect our profitability. We purchase raw steel and fabricated steel parts for these agreements at the direction of our customers, with any periodic changes in the price of steel being reflected in the prices we are paid for our services, such that we neither benefit from nor are directly harmed by any future changes in the price of steel. The agreements also provide for us to share in the benefits of any cost reduction suggestions that we make that are accepted by our customers.

Accounting Policies. Our significant accounting policies are described in Note 1 to the consolidated financial statements included elsewhere in this annual report. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use percentage of completion methods of accounting, allowance for doubtful accounts, impairments and reserves for excess, obsolete and scrap inventory, as described immediately below.

The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion methodologies affect the amounts reported in our consolidated financial statements. A number of internal and external factors affect our cost of sales estimates, including labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our consolidated financial statements.

Net Revenue. The majority of our outsourced services revenue is derived from manufacturing services contracts under which we supply products to our customers according to specifications provided under our contracts. We generally recognize revenue for these outsourced services, as well as our product sales, when we ship the products, at which time title generally passes to the customer.

Contract revenue in our Aerospace & Defense segment is recognized using the percentage of completion method, generally using units-of-delivery as the basis to measure progress toward completing the contract. Revenue is recognized on these contracts when units are delivered to the customer, with unit revenue based upon unit prices as set forth in the applicable contracts. The costs attributed to contract revenue are based upon the estimated average costs of all units to be shipped. The cumulative average costs of units shipped to date are adjusted through current operations as estimates of future costs to complete change. Revenue under certain other multi-year fixed price contracts is recorded using achievement of performance milestones or cost-to-cost as the basis to measure progress toward completing the contract. The basis for the measurement of progress toward completion is applied consistently to contracts with similar performance characteristics. Amounts representing contract change orders or claims are included in revenue when these costs are reliably estimated and realization is probable. We recognize all other revenue as product is shipped and title passes, or when the service is provided to the customer. Our net revenue includes adjustments for estimated product warranty and allowances for returns by our customers.

Generally, the percentage of completion method based on units of delivery is applied by our Aerospace & Defense segment for outsourced services provided under multi-year contracts. Approximately 18%, 35% and 44% of total net revenue was recognized under the percentage of completion method based on units of delivery during 2004, 2003 and 2002, respectively. Approximately 3% and 5% of total net revenue was recognized under the percentage of completion method based on milestones or cost-to-cost during 2004 and 2003, respectively. In 2002, substantially all such amounts were accounted for under the units-of-delivery method.

Cost of Sales. Cost of sales consists primarily of our payments to our suppliers, compensation, payroll taxes and employee benefits for service and manufacturing personnel, and purchasing and manufacturing overhead costs. The contracts for which our Aerospace & Defense segment recognizes net revenue under the percentage of completion method involve the use of estimates for cost of sales. We compare estimated costs to complete an entire contract to total net revenue for the term of the contract to arrive at an estimated gross margin percentage for each contract. Each month, the estimated gross margin percentage is applied to the cumulative net revenue recognized on the contract to arrive at cost of sales for the period.

These estimates require judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. These estimates are complicated and subject to many variables. Contract costs include material, labor and subcontract costs, as well as an allocation of indirect costs. For contract change orders, claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable.

Management reviews these estimates monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change is known. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. Additionally, our reserve for excess and obsolete inventory is primarily based upon forecasted demand for our products and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

Allowance for Doubtful Accounts. We establish reserves for uncollectible accounts receivable based on overall receivable aging levels, a specific evaluation of accounts for customers with known financial difficulties and evaluation of customer chargebacks, if any. These reserves and corresponding write-offs could significantly increase if our customers experience deteriorating financial results or in the event we receive a significant chargeback which is deemed uncollectible.

Impairments. Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is tested at least annually for impairment by calculating the estimated fair value of each business with which goodwill is associated. The estimated fair value is based on a discounted cash flow analysis that requires judgment in our evaluation of the business and establishing an appropriate discount rate and terminal value to apply in the calculations. In selecting these and other assumptions for each business, we consider historical performance, forecasted operating results, general market conditions and industry considerations specific to the business. It is possible that the assumptions underlying the impairment analysis will change in such a manner that impairment charges may occur. We likely would compute a materially different fair value for a business if different assumptions were used or if circumstances were to change.

At December 31, 2004, net assets of our Test & Measurement segment were $14.0 million, including goodwill of $6.9 million. Our Test & Measurement segment reported an operating loss in 2004 and 2003 of $0.4 million and $0.6 million, respectively, primarily as a result of decreased product sales, cost and process inefficiencies on certain technical services provided by this segment and an unfavorable mix of technical service revenue. A new senior management team was installed in 2003 for this segment and spending for sales, marketing, research and development were increased in 2004 to grow the revenue base and various organizational changes were made to improve the operations. Such investments yielded increased net revenue and gross margin in 2004 and continued improvements are expected in 2005. If continued improvement in our Test & Measurement operations is not achieved and profitability deteriorates, we may be required to record an impairment charge to goodwill for the Test & Measurement segment.

The recoverability of long-lived assets is evaluated if impairment indicators exist. Indicators of impairment include historical financial performance, operating trends and our future operating plans. If impairment indicators exist, we evaluate the recoverability of long-lived assets based on forecasted undiscounted cash flows. If an impairment has occurred, the long-lived asset is written down to its estimated fair value on a discounted basis. The estimation of future cash flows requires management's judgment concerning historical performance, forecasted operating results, general market conditions and industry considerations specific to the assets. There are inherent uncertainties related to these factors and management's judgments in applying these factors to the analysis of long-lived asset impairment. It is possible that the assumptions underlying the impairment analysis will change in such a manner that impairment charges may occur. We likely would compute a materially different estimate of future cash flows if different assumptions were used or if circumstances were to change.

Reserve for Excess, Obsolete and Scrap Inventory. We record inventory at the lower of cost (generally first-in, first-out) or market. Because of the stability of product costs in recent years, and the level of gross profit margins on most products, we have not made any material adjustments to write down inventory to market. However, we do reserve for excess, obsolete or scrap inventory. These reserves are primarily based upon management's assessment of the salability of the inventory, historical usage of raw materials, historical demand for finished goods, and estimated future usage and demand. An improper assessment of salability or improper estimate of future usage or demand, or significant changes in usage or demand could result in significant changes in the reserves and a positive or a negative impact on our results of operations in the period the change occurs.

RESULTS OF OPERATIONS

The tables presented below, which compare our results of operations from one year to another, present the results for each year, the change in those results from one year to another in both dollars and percentage change and the results for each year as a percentage of net revenue. The columns present the following:

- The first two data columns in each table show the absolute results for each year presented.
- The columns entitled "Year Over Year Change" and "Year Over Year Percentage Change" show the change in results, both in dollars and percentages. These two columns show favorable changes as positive and unfavorable changes as negative. For example, when our net revenue increases from one year to the next, that change is shown as a positive number in both columns. Conversely, when expenses increase from one year to the next, that change is shown as a negative number in both columns.
- The last two columns in each table show the results for each period as a percentage of net revenue. In these two columns, the cost of sales and gross profit for each are given as a percentage of that segment's net revenue. These amounts are shown in italics.

In addition, as used in these tables, "NM" means "not meaningful."

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

(In thousands, except percentage data)	Years Ended December 31, 2004	Years Ended December 31, 2003	Year Over Year Change Favorable (Unfavorable)	Year Over Year Percentage Change Favorable (Unfavorable)	Results as Percentage of Net Revenue for the Years Ended December 31, 2004	Results as Percentage of Net Revenue for the Years Ended December 31, 2003
Net revenue:						
Industrial Group	$ 260,410	$ 95,872	$ 164,538	171.6%	61.2%	34.7 %
Aerospace & Defense	119,179	141,597	(22,418)	(15.8)	28.0	51.2
Test & Measurement	45,813	39,136	6,677	17.1	10.8	14.1
Electronics Group	164,992	180,733	(15,741)	(8.7)	38.8	65.3
Total net revenue	425,402	276,605	148,797	53.8	100.0	100.0
Cost of sales:						
Industrial Group	236,690	86,126	(150,564)	(174.8)	*90.9*	*89.8*
Aerospace & Defense	99,895	112,717	12,822	11.4	*83.8*	*79.6*
Test & Measurement	36,662	31,750	(4,912)	(15.5)	*80.0*	*81.1*
Electronics Group	136,557	144,467	7,910	5.5	*82.8*	*79.9*
Total cost of sales	373,247	230,593	(142,654)	(61.9)	87.7	83.4
Gross profit:						
Industrial Group	23,720	9,746	13,974	143.4	*9.1*	*10.2*
Aerospace & Defense	19,284	28,880	(9,596)	(33.2)	*16.2*	*20.4*
Test & Measurement	9,151	7,386	1,765	23.9	*20.0*	*18.9*
Electronics Group	28,435	36,266	(7,831)	(21.6)	*17.2*	*20.1*
Total gross profit	52,155	46,012	6,143	13.4	12.3	16.6
Selling, general and administrative	35,248	26,711	(8,537)	(32.0)	8.3	9.7
Research and development	3,697	4,166	469	11.3	0.9	1.5
Amortization of intangible assets	596	194	(402)	(207.2)	0.1	—
Operating income	12,614	14,941	(2,327)	(15.6)	3.0	5.4
Interest expense, net	2,100	1,693	(407)	(24.0)	0.5	0.6
Other (income) expense, net	(138)	230	368	NM	—	0.1
Income before income taxes	10,652	13,018	(2,366)	(18.2)	2.5	4.7
Income taxes	3,245	4,883	1,638	33.5	0.8	1.8
Net income	$ 7,407	$ 8,135	$ (728)	(8.9)%	1.7 %	2.9 %

Backlog. Our backlog increased $50.8 million to $249.8 million at December 31, 2004, on $476.4 million in net orders in 2004 compared to $321.7 million in 2003. We expect to convert approximately 90% of the backlog at December 31, 2004 to revenue during 2005.

Backlog for our Industrial Group increased $58.3 million to $131.5 million at December 31, 2004, on $318.7 million in net orders in 2004 compared to $130.2 million in 2003. We expect to convert substantially all of the Industrial Group's backlog at December 31, 2004 to revenue during 2005.

Backlog for our Aerospace & Defense segment decreased $6.0 million to $113.9 million at December 31, 2004, on $113.3 million in net orders in 2004 compared to $150.6 million in 2003. Backlog for our Test & Measurement segment decreased $1.5 million to $4.4 million at December 31, 2004, on $44.4 million in net orders in 2004 compared to $40.9 million in 2003. We expect to convert approximately 79% of the Aerospace & Defense backlog and approximately 90% of the Test & Measurement backlog at December 31, 2004 to revenue during 2005.

Net Revenue. The Industrial Group entered into new multi-year contracts on December 31, 2003, May 3, 2004 and June 30, 2004 and, on each of the respective dates, acquired certain manufacturing assets from its customers in connection with the new contracts. These contracts include two with Dana for steer axle components, drive axle shafts and various drive train components for the light, medium and heavy-duty truck markets and one with ArvinMeritor for trailer axle beams and various drive train components. The new contracts generated outsourced services revenue of $46.1 million and $142.5 million in the fourth quarter and full year of 2004, respectively. Excluding the new contracts, the Industrial Group's net revenue increased $4.1 million and $22.0 million in the fourth quarter and full year periods, respectively, primarily due to a general increase in demand for medium and heavy-duty trucks. Net revenue is expected to show comparable period increases during 2005 due to the three new contracts, additional business opportunities with existing customers and anticipated growth in the medium and heavy-duty truck markets.

The Aerospace & Defense segment derives its revenue from manufacturing services, other outsourced services and product sales. Manufacturing services revenue accounted for approximately 75% and 70% of total Aerospace & Defense segment revenue in 2004 and 2003, respectively. Manufacturing services revenue decreased $9.9 million in 2004 primarily due to reduced program funding for federal government agencies, delayed shipments and contracts completed during 2003. The delayed shipments arose during the second quarter and are currently expected to be shipped early in 2005. During the fourth quarter of 2004, manufacturing services revenue was $29.9 million or 33% of the full year, primarily due to increased volume on certain large programs. Manufacturing services in the first half of 2005 are expected to return to levels consistent with the comparable 2004 period. Other outsourced services revenue and product sales decreased $0.7 million and $11.8 million in 2004, respectively. The decrease in product sales is primarily due to reduced government funding for our customer's programs, which is not expected to increase significantly during 2005.

The Test & Measurement segment derives its revenue from technical services and product sales. Technical services revenue accounted for approximately 87% and 86% of total Test & Measurement revenue in 2004 and 2003, respectively. Technical services revenue and products sales increased $6.3 million and $0.4 million in 2004 and 2003, respectively. The increase in technical services revenue was primarily due to a large contract with a prime government contractor for testing services performed during 2004, growth from calibration services provided under certain national customer accounts in 2004 and the full-year impact of two calibration operations acquired during the second half of 2003.

Gross Profit. The Industrial Group's gross profit increased $14.0 million in 2004 primarily due to the revenue growth from new contracts. Gross profit contributed by the new contracts was partially offset by manufacturing inefficiencies associated with disruptions in raw material and key components and capacity limitations associated with the increased demand. The disruptions to production schedules related to the timely and dependable receipt of steel and components were present throughout 2004; however, during the fourth quarter the Industrial Group's gross margin declined to 3.6% and resulted in full year gross margin of 9.1% as compared to 10.2% in 2003. The factors impacting gross profit in the fourth quarter included excessive overtime to meet fluctuating customer demand, loss of days worked to conduct three physical inventories, cost overruns on a variety of new manufacturing cells, higher than expected training costs on new programs and increased charges to reflect the growing nature and complexity of the business. An inventory adjustment of $1.8 million was recorded in the fourth quarter comprised primarily of a last-in, first-out adjustment and production scrap. Also, labor and absorption variances of approximately $1.5 million related to manufacturing inefficiencies were recognized and excess supply, tooling and freight costs totaling approximately $0.9 million were incurred in the fourth quarter. We expect that steel supply disruptions, manufacturing inefficiencies related to the start-up of new programs, the installation of new manufacturing equipment and process development for the new manufacturing cells will continue to negatively impact gross profit through the first half of 2005. Even with these production issues, the overall increase in sales volume attributable to the new contracts and the anticipated growth in the truck market is expected to continue to result in comparable period gross profit increases throughout 2005.

The Aerospace & Defense segment's gross profit decreased $9.6 million in 2004 primarily due to lower margins associated with the decrease in product revenue. Product revenue declined 60% for the fourth quarter and 38% for the full year which resulted in a corresponding decrease in gross profit of $4.0 million and $7.3 million for the fourth quarter and full year periods, respectively. The declines are primarily volume related, although competitive pricing pressure also began to impact profit margins during the second half of 2004. Manufacturing and other outsourced services gross profit decreased $2.3 million or 15% in 2004, primarily due to a revenue decrease of 10% and an inventory write-off of $0.7 million in the fourth quarter related to a terminated contract. Gross margin for the Aerospace & Defense segment was 16.2% in 2004 as compared to 20.4% in 2003. The decrease in gross margin resulted primarily from the lower volume and related margins for product sales and the lower volume for manufacturing services.

The Test & Measurement segment's gross profit increased $1.8 million in 2004 primarily due to the increase in technical services revenue. Gross margin for the Test & Measurement segment was 20.0% in 2004 as compared to 18.9% in 2003. The increase in gross margin resulted primarily from the higher volume for testing and calibration services and lower costs for products achieved through outsourcing certain product subassemblies.

Selling, General and Administrative. Selling, general and administrative expense increased $8.5 million in 2004 and decreased as a percentage of net revenue to 8.3% in 2004 from 9.7% in 2003. The Industrial Group's selling, general and administrative expense accounted for $5.4 million of the increase, primarily due to higher administrative costs related to additional infrastructure to support the new contracts in the Industrial Group and the overall growth of the business. The Test & Measurement segment also increased selling expense to support the national account opportunities for its calibration services.

Research and Development. Research and development costs decreased $0.5 million in 2004 due to the completion of the first release of Silver Phoenix, a new data system product line within our Aerospace & Defense segment. The majority of research and development costs during 2004 were related to future releases of this product.

Amortization of Intangible Assets. Amortization of intangible assets increased in 2004 primarily due to certain identifiable intangible assets acquired in connection with the new Industrial Group contracts.

Interest Expense, Net. Interest expense increased in 2004 due to an increase in our weighted average debt outstanding partially offset by a decrease in our weighted average interest rate. Our weighted average debt outstanding increased to $51.5 million during 2004 from $31.1 million during 2003. The increase in debt primarily related to the Industrial Group's acquisitions, working capital for the acquired operations, and capital expenditures to increase capacity and automation. Net proceeds totaling $55.7 million from our public stock offering in March and April 2004 were used primarily to reduce debt and partially offset the increase in debt otherwise incurred. The weighted average interest rate decreased to 4.8% in 2004 from 5.4% in 2003. Our interest rate decreased effective with the July 2003 expiration of interest rate swap agreements with higher than market interest rates. Our effective interest rate is expected to increase in 2005 due to the issuance of senior notes totaling $55.0 million in June and August 2004 at a weighted average fixed interest rate of 5.4% and expected increased market rates under our credit agreement.

Income Taxes. Our effective income tax rate was 30.5% in 2004 as compared to 37.5% for 2003. An examination by the Internal Revenue Service of our federal income tax returns for certain prior years was completed during the third quarter of 2004 and a favorable adjustment of $434,000 to income tax expense was recorded in the third quarter as the additional tax assessment was less than the estimated liability previously recorded. Additionally, our effective tax rate on foreign operations in 2004 was approximately 29%, which reflects the lower statutory tax rate for Mexico. Our effective tax rate for 2005 is expected to be within a range of 35% to 38%.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

(In thousands, except percentage data)	Years Ended December 31, 2003	Years Ended December 31, 2002	Year Over Year Change Favorable (Unfavorable)	Year Over Year Percentage Change Favorable (Unfavorable)	Results as Percentage of Net Revenue for the Years Ended December 31, 2003	Results as Percentage of Net Revenue for the Years Ended December 31, 2002
Net revenue:						
Industrial Group	$ 95,872	$ 86,915	$ 8,957	10.3%	34.7%	31.8%
Aerospace & Defense	141,597	146,491	(4,894)	(3.3)	51.2	53.6
Test & Measurement	39,136	40,071	(935)	(2.3)	14.1	14.7
Electronics Group	180,733	186,562	(5,829)	(3.1)	65.3	68.2
Total net revenue	276,605	273,477	3,128	1.1	100.0	100.0
Cost of sales:						
Industrial Group	86,126	75,190	(10,936)	(14.5)	*89.8*	*86.5*
Aerospace & Defense	112,717	117,370	4,653	4.0	*79.6*	*80.1*
Test & Measurement	31,750	31,396	(354)	(1.1)	*81.1*	*78.4*
Electronics Group	144,467	148,766	4,299	2.9	*79.9*	*79.7*
Total cost of sales	230,593	223,956	(6,637)	(3.0)	83.4	81.9
Gross profit:						
Industrial Group	9,746	11,725	(1,979)	(16.9)	*10.2*	*13.5*
Aerospace & Defense	28,880	29,121	(241)	(0.8)	*20.4*	*19.9*
Test & Measurement	7,386	8,675	(1,289)	(14.9)	*18.9*	*21.6*
Electronics Group	36,266	37,796	(1,530)	(4.0)	*20.1*	*20.3*
Total gross profit	46,012	49,521	(3,509)	(7.1)	16.6	18.1
Selling, general and administrative	26,711	27,114	403	1.5	9.7	9.9
Research and development	4,166	3,354	(812)	(24.2)	1.5	1.3
Amortization of intangible assets	194	97	(97)	(100.0)	—	—
Operating income	14,941	18,956	(4,015)	(21.2)	5.4	6.9
Interest expense, net	1,693	2,742	1,049	38.3	0.6	1.0
Other expense (income), net	230	(159)	(389)	NM	0.1	(0.1)
Income before income taxes	13,018	16,373	(3,355)	(20.5)	4.7	6.0
Income taxes	4,883	4,934	51	1.0	1.8	1.8
Net income	$ 8,135	$ 11,439	$ (3,304)	(28.9)%	2.9%	4.2%

Backlog. Our backlog increased $44.8 million to $199.0 million at December 31, 2003, on $321.7 million in net orders in 2003 compared to $265.8 million in 2002.

Backlog for our Industrial Group increased $34.4 million to $73.2 million at December 31, 2003, on $130.2 million in net orders in 2003 compared to $82.0 million in 2002. Backlog and net orders in 2003 increased primarily due to the Dana contract that closed on December 31, 2003.

Backlog for our Aerospace & Defense segment increased $8.6 million to $120.0 million at December 31, 2003, on $150.6 million in net orders in 2003 compared to $145.7 million in 2002. Backlog for our Test & Measurement segment increased $1.8 million to $5.8 million at December 31, 2003, on $40.9 million in net orders in 2003 compared to $38.1 million in 2002.

Net Revenue. Net revenue in the Industrial Group increased $9.0 million in 2003 primarily due to higher sales of light axle shafts and new components for medium and heavy-duty trucks. We began full production of light axle shafts under our contract with Visteon during the second quarter of 2002 so 2003 benefited from the full year effect of this contract. In 2003, we began shipping to Dana additional drive train components parts for medium and heavy-duty trucks.

Net revenue in the Aerospace & Defense segment decreased $4.9 million in 2003 primarily due to lower revenue from manufacturing services. Manufacturing services decreased $10.3 million because certain contracts with aerospace & defense customers were completed during 2002 which more than offset the revenue earned from new contract awards in 2003 and increased demand on certain other contracts. Net revenue from other outsourced services increased $3.0 million in 2003 due to an increase in engineering services. Net revenue from product sales increased $2.4 million in 2003 driven by higher quantities of data systems products, which benefited from higher spending by intelligence agencies.

Net revenue in the Test & Measurement segment decreased $0.9 million in 2003 primarily due to a $1.8 million decrease in product sales. Net revenue from technical services increased $0.9 million in 2003 primarily due to an increase in calibration services.

Gross Profit. Gross profit for our Industrial Group decreased due to lower gross margins. Gross margins were lower due to equipment maintenance and efficiency issues for certain automated equipment and a higher concentration of lower-margin Class 5-7 truck components. The Industrial Group experienced a difficult third quarter in 2003 during which gross profit decreased $2.3 million as compared to the third quarter of 2002. During the third quarter of 2003, productivity for the Industrial Group decreased primarily as a result of the Northeast electricity blackout in August 2003 and lower sales quantities to Visteon and Dana. These lower sales quantities were driven by Visteon's longer than normal annual plant shutdown and Dana's rebalancing of inventory levels in anticipation of a potential labor-related work stoppage.

Our Aerospace & Defense segment experienced lower gross profit from manufacturing services, partially offset by higher gross profit from products sales. Gross profit from manufacturing services decreased due to lower revenue and lower gross margins. Gross margins were lower primarily due to costs recognized during the third quarter related to warranty costs on an end-of-life program, expenses related to resolving technical problems on a custom manufacturing program and write-off of program costs related to the termination of an unprofitable contract. Gross profit from product sales was higher due to the mix of higher value products and programs.

Gross profit for our Test & Measurement segment decreased primarily due to the lower volume in product sales. Gross profit from technical services also decreased due to a less profitable mix of business for calibration and testing services.

Selling, General and Administrative. Selling, general and administrative expense decreased $0.4 million in 2003 and decreased as a percentage of net revenue to 9.7% from 9.9% in 2002. We controlled our spending on selling, general and administrative in consideration of the 1.1% increase in net revenue from 2002 to 2003.

Research and Development. The increase in research and development costs is driven by development of a new data system product line within our Aerospace & Defense segment. We expect to complete the development of these products in 2004, and sold limited quantities in 2003.

Amortization of Intangible Assets. Amortization of intangible assets increased in 2003 primarily due to certain identifiable intangible assets acquired during 2003.

Interest Expense, Net. Interest expense decreased in 2003 due to the repayment of debt and a lower weighted average interest rate. We used proceeds from our 2002 stock offering to repay $52.5 million of our outstanding debt, reducing our weighted average debt outstanding to $31.1 million during 2003 from $49.8 million during 2002. The weighted average interest rate decreased to 5.4% in 2003 from 5.8% in 2002 due to the July 2003 expiration of interest rate swap rate agreements with higher than market interest rates.

Income Taxes. Our effective income tax rate increased to 37.5% in 2003 from 30.1% for 2002. The lower effective tax rate in 2002 was primarily due to a reduction in the valuation allowance on deferred tax assets.

QUARTERLY RESULTS

The following table presents our unaudited condensed consolidated statements of income data for each of the eight quarters in the two-year period ended December 31, 2004. We have prepared this data on the same basis as our audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for a fair presentation of this information. You should read these unaudited quarterly results in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The consolidated results of operations for any quarter are not necessarily indicative of the results to be expected for any subsequent period.

	2004				2003			
(In thousands, except per share data)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net revenue:								
Industrial Group	$ 48,451	$ 58,222	$ 78,429	$ 75,308	$ 23,226	$ 25,077	$ 22,430	$ 25,139
Aerospace & Defense	29,572	25,793	28,350	35,464	26,121	35,751	37,174	42,551
Test & Measurement	11,353	11,881	11,678	10,901	9,568	9,793	9,294	10,481
Electronics Group	40,925	37,674	40,028	46,365	35,689	45,544	46,468	53,032
Total net revenue	89,376	95,896	118,457	121,673	58,915	70,621	68,898	78,171
Cost of sales:								
Industrial Group	41,875	52,686	69,569	72,560	20,574	21,759	21,025	22,768
Aerospace & Defense	24,110	21,002	23,899	30,884	20,738	28,049	30,759	33,171
Test & Measurement	8,914	9,212	9,302	9,234	7,652	7,772	7,545	8,781
Electronics Group	33,024	30,214	33,201	40,118	28,390	35,821	38,304	41,952
Total cost of sales	74,899	82,900	102,770	112,678	48,964	57,580	59,329	64,720
Gross profit:								
Industrial Group	6,576	5,536	8,860	2,748	2,652	3,318	1,405	2,371
Aerospace & Defense	5,462	4,791	4,451	4,580	5,383	7,702	6,415	9,380
Test & Measurement	2,439	2,669	2,376	1,667	1,916	2,021	1,749	1,700
Electronics Group	7,901	7,460	6,827	6,247	7,299	9,723	8,164	11,080
Total gross profit	14,477	12,996	15,687	8,995	9,951	13,041	9,569	13,451
Selling, general and administrative	8,158	8,628	8,915	9,547	6,149	7,036	6,925	6,601
Research and development	524	875	1,084	1,214	1,022	1,066	1,030	1,048
Amortization of intangible assets	126	140	145	185	21	21	67	85
Operating income (loss)	5,669	3,353	5,543	(1,951)	2,759	4,918	1,547	5,717
Interest expense, net	288	227	646	939	486	547	384	276
Other (income) expense, net	(58)	(48)	15	(47)	67	85	65	13
Income (loss) before income taxes	5,439	3,174	4,882	(2,843)	2,206	4,286	1,098	5,428
Income tax expense (benefit)	2,040	1,190	1,395	(1,380)	827	1,607	412	2,037
Net income (loss)	$ 3,399	$ 1,984	$ 3,487	$ (1,463)	$ 1,379	$ 2,679	$ 686	$ 3,391
Earnings (loss) per common share:								
Basic	$ 0.23	$ 0.11	$ 0.19	$ (0.08)	$ 0.10	$ 0.19	$ 0.05	$ 0.24
Diluted	$ 0.22	$ 0.11	$ 0.19	$ (0.08)	$ 0.10	$ 0.19	$ 0.05	$ 0.23
Shares used in computing earnings (loss) per common share:								
Basic	14,791	17,827	17,889	17,916	14,184	14,213	14,241	14,267
Diluted	15,593	18,552	18,306	17,916	14,407	14,430	14,799	14,868

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Net cash used in operating activities was $27.4 million in 2004 as compared to net cash provided by operating activities of $27.3 million in 2003. The use of cash in operating activities in 2004 was primarily due to increases in accounts receivable and inventory of $61.0 million and $28.5 million, respectively. The acquired operations of the Industrial Group accounted for $51.8 million and $9.5 million of the increase in accounts receivable and inventory, respectively. Although inventory was acquired with each of these transactions, additional investment was required during 2004 to support the increase in demand in the truck components & assemblies market across the entire Industrial Group. Accounts receivable in the Aerospace & Defense segment decreased $3.0 million in 2004, primarily related to decreased product sales. Inventory in the Aerospace & Defense segment increased $16.3 million in 2004, primarily to support shipments on two manufacturing services contracts in 2005.

Net cash used in investing activities was $86.1 million in 2004 as compared to $45.8 million in 2003. Capital expenditures increased to $55.9 million in 2004 from $22.5 million in 2003. Capital expenditures in 2004 for our Industrial Group were $42.6 million principally comprised of forging, machining, and centralized tooling equipment. Capital expenditures in 2004 for our Aerospace & Defense and Test & Measurement segments were $8.4 million and $4.6 million, respectively, principally comprised of manufacturing, assembly and test equipment. Our Industrial Group invested $29.6 million and $22.3 million in 2004 and 2003, respectively, for the acquisition of net assets related to the new contracts with Dana and ArvinMeritor. Capital expenditures in 2003 for our Aerospace & Defense and Test & Measurement segments were $5.7 million and $4.9 million, respectively, and capital expenditures for the Industrial Group were $11.8 million.

Net cash provided by financing activities was $115.6 million in 2004 as compared to $18.2 million in 2003. We received net proceeds of $55.3 million for our public stock offering of 3,450,000 shares of common stock that closed in March and April 2004. Proceeds from the offering were principally used to reduce debt on our revolving credit facility. We issued senior notes for a total of $55.0 million in June and August 2004 through private placement transactions.

We had total availability for borrowings and letters of credit under the revolving credit facility of $63.0 million at December 31, 2004, which, when combined with our unrestricted cash balance of $14.1 million, provides for total cash and borrowing capacity of $77.1 million. Maximum borrowings on the revolving credit facility are $125.0 million, subject to a $15.0 million limit for letters of credit. The credit agreement includes an option to increase the amount of available credit to $150.0 million from $125.0 million, subject to the lead bank's approval. Borrowings under the revolving credit facility may be used to finance working capital requirements, acquisitions and for general corporate purposes, including capital expenditures. Most acquisitions require the approval of our bank group. Our credit agreement was amended in March 2005 to revise certain financial covenants. Other terms of the credit agreement remained substantially unchanged.

Our principal commitments at December 31, 2004 consisted of repayments of borrowings under the credit agreement and senior notes, pension obligations and obligations under operating leases for certain of our real property and equipment. We also had purchase commitments totaling approximately $24.0 million at December 31, 2004, primarily for manufacturing equipment. The following table provides information about the payment dates of our debt and contractual lease obligations at December 31, 2004, excluding current liabilities except for the current portion of long-term debt:

(In thousands)	2005	2006	2007	2008	2009	2010 & Thereafter
Revolving credit facility	$ 7,000	$ —	$ —	$ 55,000	$ —	$ —
Senior notes	—	—	—	7,500	—	47,500
Operating leases	7,370	6,256	5,078	4,329	3,309	3,898
Total	$ 14,370	$ 6,256	$ 5,078	$ 68,829	$ 3,309	$ 51,398

At December 31, 2004, we also had approximately $4.9 million of federal net operating loss carryforwards available to offset future federal taxable income. Such carryforwards will increase future cash flows, if utilized, and reflect income tax losses incurred which will expire on December 31, 2024.

We believe that sufficient resources will be available to satisfy our cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on our profitability, our ability to manage working capital requirements and our rate of growth. If we make significant acquisitions or if working capital and capital expenditure requirements exceed expected levels during the next twelve months or in subsequent periods, we may require additional external sources of capital. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financings or otherwise, or that if such financing is available, it will be available on terms acceptable to us. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows."

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R's fair value method could have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $0.6 million, $0.2 million, and $0.4 million in 2004, 2003 and 2002, respectively. On March 1, 2005, the Board of Directors approved a resolution to accelerate the vesting for "underwater" options as of March 11, 2005 in order to reduce future compensation expense related to outstanding options. After amendment of each underlying option agreement, compensation expense to be recognized in the income statement over the next seven years will be reduced by approximately $1.2 million.

FORWARD-LOOKING STATEMENTS

This annual report, and our other oral or written communications, may contain "forward-looking" statements. These statements may include our expectations or projections about the future of our industries, business strategies, potential acquisitions or financial results and our views about developments beyond our control including domestic or global economic conditions, trends and market developments. These statements are based on management's views and assumptions at the time originally made and we undertake no obligation to update these statements, even if, for example they remain available on our website after those views and assumptions have changed. There can be no assurance that our expectations, projections or views will come to pass, and you should not place undue reliance on these forward-looking statements.

A number of significant factors could materially affect our specific business operations, and cause our performance to differ materially from any future results projected or implied by our prior statements. Many of these factors are identified in connection with the more specific descriptions contained throughout this report. Other factors which could also materially affect such future results include:

- Disruptions in the timely supply or availability of raw materials such as steel and component parts, and changes to the demands of our customers' schedules for finished goods, could delay, increase the cost or otherwise impair our ability to efficiently manage production schedules, adversely affecting our revenues, expenses or earnings;

- Increases in the cost of raw materials such as steel or component parts could increase our working capital committed to such materials and parts, work in process and finished goods, and could cause delays in payment from, or other difficulties for, our customers who are impacted by such costs;

- The cost, efficiency and yield of our operations, including changes in product mix and any associated variances in our profit margins; cost and inefficiencies associated with increasing our manufacturing capacity and launching new programs; our ability to successfully reduce the causes, amounts and costs related to the scrap levels in our production processes, our ability to achieve expected annual savings or other synergies from past and future business combinations; inventory risks due to shifts in market demand, obsolescence, price erosion of raw material or component parts, shrinkage, or other factors affecting our inventory valuations; or our ability to successfully manage growth, contraction or competitive pressures in our primary markets, including the commercial vehicle or aerospace & defense electronics markets, or in the domestic or global economies;

- Our discovery of, or failure to discover, material issues during due diligence investigations of acquisition targets, either before closing with regard to potential risks of the acquired operations, or, after closing with regard to the timely discovery of breaches of representations or warranties, or of certain indemnified environmental conditions;

- The failure to agree on the final terms of any definitive agreements, long-term supply agreements, collective bargaining agreements, or related agreements or any party's breach of, or refusal to close the transactions reflected in, those agreements;

- Access to capital on favorable terms as needed for our operations or growth, including changes in the costs or supply of debt, equity capital, or insurance coverages, whether resulting from adverse changes in our operations, our financial results, the risk profile of our businesses, our credit ratings, any actual or alleged breach of our debt covenants, insurance conditions or similar agreements, or any adverse regulatory developments;

- Our concentrated reliance on major customers, suppliers or programs, including any changes, delays, or cancellations by the government or other customers which impact our major programs, or any revisions in the timing of shipments, prices or the estimated costs related to our major contracts;

- The Company's dependence on its current management and our ability to successfully recruit and retain qualified employees as needed to manage our businesses in a changing business environment, including during rapid changes in the size, complexity or skills required of our workforce; labor disputes or other deteriorations in our labor relations; or changes in the cost of providing pension and other employee benefits, including changes in health care costs, investment returns on plan assets, and discount rates used to calculate pension and related liabilities, which could lead to increased costs or disruptions of operations in any of our business units;

- The risks inherent in operating abroad, including foreign currency exchange rates, adverse regulatory developments, and miscommunications or errors due to inaccurate foreign language translations;

- The risk of changes in or adverse actions under applicable law or in our regulatory authorizations, licenses, security clearances, or other legal rights to operate our businesses, manage our work force or import and export goods and services as needed; the risk of litigation, including litigation with respect to customer, creditor, stockholder, environmental or asbestos-related matters, customer or supplier claims, or stockholders; or the risk of other adverse regulatory actions, compliance costs or other governmental sanctions;

- The risks relating to war and future terrorist activities or political uncertainties which could change the timing and availability of funding for the aerospace & defense electronics markets that we serve or impact the cost or feasibility of doing business domestically or abroad;
- Disruptions or cost increases of utilities such as electricity, natural gas or water, the occurrence of natural disasters, casualties, or our failure to anticipate or to adequately insure against other risks and uncertainties present in our businesses including unknown or unidentified risks; and
- Other factors included in our filings with the Securities and Exchange Commission.

This list of factors that may affect our future performance or the accuracy of our forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

In this annual report, we rely on and refer to information and statistics regarding the markets in which we compete. We obtained this information and these statistics from various third party sources and publications that are not produced for the purposes of securities offerings or economic analysis. We have not independently verified the data and cannot assure you of the accuracy of the data we have included.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. All additional borrowings under our credit agreement bear interest at a variable rate based on the prime rate, the London Interbank Offered Rate ("LIBOR"), or certain alternative short-term rates, plus a margin (1.25% at December 31, 2004) based upon our leverage ratio. An increase in interest rates of 100 basis points would result in additional interest expense approximating $620,000 on an annualized basis, based upon our debt outstanding at December 31, 2004. Fluctuations in foreign currency exchange rates have historically had little impact on our earnings, fair values or cash flows, because the vast majority of our transactions are denominated in U.S. dollars. Inflation has not been a significant factor in our operations in any of the periods presented; however, there can be no assurances that the growth in our Industrial Group's business combined with significant increases in the costs of steel will not adversely affect our working capital requirements and our associated interest costs, which could also increase the sensitivity of our results to changes in interest rates.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Sypris Solutions, Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The financial statements include amounts based on management's best estimates and judgments. Financial information included elsewhere in this annual report is consistent with these financial statements.

We maintain a system of internal control designed to provide reasonable assurance that transactions are executed in accordance with proper authorization and are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles, and that assets are adequately safeguarded and accountability for assets is maintained. Although no cost-effective internal control system will prevent all errors and irregularities, we believe our controls provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements.

To ensure the effective administration of internal control, we carefully select and train our employees, maintain and disseminate written policies and procedures, provide appropriate communication channels and foster an environment conducive to the effective functioning of controls. We have adopted a Code of Business Conduct that requires all employees, including officers and senior level executives, to adhere to the highest standards of personal and professional integrity.

The Audit and Finance Committee of the Board of Directors is composed entirely of outside directors, including one of whom the Board of Directors has deemed to be a financial expert. The Audit and Finance Committee members meet the Nasdaq Stock Market standards for independence and operate under a written charter adopted by the Board of Directors. The Audit and Finance Committee meets periodically with representatives of management and with our independent registered public accounting firm to review our financial reporting process and our controls to safeguard assets. Our independent auditors have full and free access to the Audit and Finance Committee members at all times, without the presence of management, to discuss the results of their audits, the adequacy of our internal accounting control and the quality of our financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Sypris Solutions, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance to Sypris management and its Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to the accuracy of financial statement preparation and presentation.

Under the supervision and with participation of our management, including the Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of Sypris Solutions, Inc.'s internal control over financial reporting as of December 31, 2004, with the exception of the operations acquired during 2004 in Kenton, Ohio and Toluca, Mexico, which together constituted 19% and 2% of total and net assets, respectively, as of December 31, 2004 and 16% and 52% of net revenue and net income, respectively, for the year then ended. In making our assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment, we concluded that as of December 31, 2004, Sypris' internal control over financial reporting is effective based on these criteria.

Ernst & Young LLP, our independent auditors and a registered public accounting firm, has issued an attestation report on our assessment of Sypris Solutions Inc.'s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Sypris Solutions, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Sypris Solutions, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sypris Solutions, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the operations acquired in 2004 in Kenton, Ohio and Toluca, Mexico, which are included in the 2004 consolidated financial statements of Sypris Solutions, Inc. and together constituted 19% and 2% of total and net assets, respectively, as of December 31, 2004 and 16% and 52% of net revenue and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Sypris Solutions, Inc. also did not include an evaluation of the internal control over financial reporting of the operations acquired in 2004 in Kenton, Ohio and Toluca, Mexico.

In our opinion, management's assessment that Sypris Solutions, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sypris Solutions, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Sypris Solutions, Inc. and our report dated February 8, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Louisville, Kentucky
February 8, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Sypris Solutions, Inc.

We have audited the accompanying consolidated balance sheets of Sypris Solutions, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sypris Solutions, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sypris Solutions, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Louisville, Kentucky
February 8, 2005

CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share data)	Years ended December 31, 2004	2003	2002
Net revenue:			
Outsourced services	$ 389,717	$ 230,632	$ 229,629
Products	35,685	45,973	43,848
Total net revenue	425,402	276,605	273,477
Cost of sales:			
Outsourced services	349,756	203,080	195,576
Products	23,491	27,513	28,380
Total cost of sales	373,247	230,593	223,956
Gross profit	52,155	46,012	49,521
Selling, general and administrative	35,248	26,711	27,114
Research and development	3,697	4,166	3,354
Amortization of intangible assets	596	194	97
Operating income	12,614	14,941	18,956
Interest expense, net	2,100	1,693	2,742
Other (income) expense, net	(138)	230	(159)
Income before income taxes	10,652	13,018	16,373
Income tax expense	3,245	4,883	4,934
Net income	$ 7,407	$ 8,135	$ 11,439
Earnings per common share:			
Basic	$ 0.43	$ 0.57	$ 0.87
Diluted	$ 0.42	$ 0.56	$ 0.84
Shares used in computing earnings per common share:			
Basic	17,119	14,237	13,117
Diluted	17,745	14,653	13,664

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	December 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 14,060	$ 12,019
Accounts receivable, net	104,637	45,484
Inventory, net	94,252	61,932
Other current assets	21,566	11,370
Total current assets	234,515	130,805
Property, plant and equipment, net	166,940	106,683
Goodwill	14,277	14,277
Other assets	13,222	11,730
Total assets	$ 428,954	$ 263,495
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 61,778	$ 29,598
Accrued liabilities	20,378	17,491
Current portion of long-term debt	7,000	3,200
Total current liabilities	89,156	50,289
Long-term debt	110,000	53,000
Other liabilities	22,362	15,425
Total liabilities	221,518	118,714
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.01 per share, 975,150 and 981,600 shares authorized in 2004 and 2003, respectively; no shares issued	—	—
Series A preferred stock, par value $0.01 per share, 24,850 and 18,400 shares authorized in 2004 and 2003, respectively; no shares issued	—	—
Common stock, non-voting, par value $0.01 per share, 10,000,000 shares authorized; no shares issued	—	—
Common stock, par value $0.01 per share, 30,000,000 shares authorized; 17,920,500 and 14,283,323 shares issued and outstanding in 2004 and 2003, respectively	179	143
Additional paid-in capital	140,898	83,541
Retained earnings	68,724	63,443
Accumulated other comprehensive loss	(2,365)	(2,346)
Total stockholders' equity	207,436	144,781
Total liabilities and stockholders' equity	$ 428,954	$ 263,495

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	$ 7,407	$ 8,135	$ 11,439
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	19,066	12,831	11,386
Deferred income taxes	3,692	6,009	3,684
Provision for excess and obsolete inventory	1,520	832	727
Provision for doubtful accounts	1,842	191	231
Other noncash charges	252	846	339
Contributions to pension plans	(929)	(586)	(7,451)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(60,995)	(7,724)	1,576
Inventory	(28,495)	6,219	(4,559)
Other current assets	(7,196)	(2,427)	(863)
Accounts payable	33,947	3,154	(1,010)
Accrued and other liabilities	2,479	(205)	(1,898)
Net cash (used in) provided by operating activities	(27,410)	27,275	13,601
Cash flows from investing activities:			
Capital expenditures	(55,900)	(22,521)	(19,747)
Proceeds from sale of assets	47	175	211
Purchase of net assets of acquired entities	(29,648)	(23,300)	—
Changes in nonoperating assets and liabilities	(640)	(171)	(662)
Net cash used in investing activities	(86,141)	(45,817)	(20,198)
Cash flows from financing activities:			
Net increase (decrease) in debt under revolving credit agreements	5,800	19,200	(50,500)
Proceeds from issuance of senior notes	55,000	—	—
Cash dividends paid	(2,023)	(1,709)	(424)
Proceeds from issuance of common stock	56,815	667	56,692
Net cash provided by financing activities	115,592	18,158	5,768
Net increase (decrease) in cash and cash equivalents	2,041	(384)	(829)
Cash and cash equivalents at beginning of year	12,019	12,403	13,232
Cash and cash equivalents at end of year	$ 14,060	$ 12,019	$ 12,403

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share and per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2002	9,898,675	$ 99	$ 25,490	$ 46,427	$ (1,896)	$ 70,120
Net income	—	—	—	11,439	—	11,439
Adjustment in minimum pension liability, net of tax of $582	—	—	—	—	(873)	(873)
Change in fair value of interest rate swap agreements, net of tax of $99	—	—	—	—	70	70
Comprehensive income (loss)	—	—	—	11,439	(803)	10,636
Cash dividends, $0.06 per common share	—	—	—	(849)	—	(849)
Issuance of common shares	4,100,000	41	55,615	—	—	55,656
Issuance of shares under Employee Stock Purchase Plan	37,695	1	335	—	—	336
Exercise of stock options	123,983	1	758	—	—	759
Stock option tax benefit	—	—	377	—	—	377
Retire unvested restricted shares	(2,276)	—	—	—	—	—
Balance at December 31, 2002	14,158,077	142	82,575	57,017	(2,699)	137,035
Net income	—	—	—	8,135	—	8,135
Adjustment in minimum pension liability, net of tax of $2	—	—	—	—	4	4
Change in fair value of interest rate swap agreements, net of tax of $210	—	—	—	—	349	349
Comprehensive income	—	—	—	8,135	353	8,488
Cash dividends, $0.12 per common share	—	—	—	(1,709)	—	(1,709)
Issuance of shares under Employee Stock Purchase Plan	38,160	—	353	—	—	353
Exercise of stock options	87,086	1	456	—	—	457
Stock option tax benefit	—	—	157	—	—	157
Balance at December 31, 2003	14,283,323	143	83,541	63,443	(2,346)	144,781
Net income	—	—	—	7,407	—	7,407
Adjustment in minimum pension liability, net of tax of $405	—	—	—	—	(637)	(637)
Foreign currency translation	—	—	—	—	618	618
Comprehensive income (loss)	—	—	—	7,407	(19)	7,388
Cash dividends, $0.12 per common share	—	—	—	(2,126)	—	(2,126)
Issuance of common shares	3,450,000	35	55,220	—	—	55,255
Issuance of shares under Employee Stock Purchase Plan	48,537	—	499	—	—	499
Exercise of stock options	138,640	1	1,086	—	—	1,087
Stock option tax benefit	—	—	552	—	—	552
Balance at December 31, 2004	17,920,500	$ 179	$ 140,898	$ 68,724	$ (2,365)	$ 207,436

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

The accompanying consolidated financial statements include the accounts of Sypris Solutions, Inc. and its wholly-owned subsidiaries (collectively, "Sypris" or the "Company") and have been prepared by the Company in accordance with the rules and regulations of the Securities and Exchange Commission. The Company's operations are domiciled in the U.S. and Mexico and serve a wide variety of domestic and foreign customers. All significant intercompany accounts and transactions have been eliminated.

Nature of Business

Sypris is a diversified provider of outsourced services and specialty products. The Company performs a wide range of manufacturing, engineering, design, testing, and other technical services, typically under multi-year, sole-source contracts with corporations and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and test & measurement services.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

Contract inventory is stated at actual production costs, reduced by the cost of units for which revenue has been recognized. Gross contract inventory is considered work in process. Progress payments under long-term contracts are specified in the contracts as a percentage of cost and are liquidated as contract items are completed and shipped. Other inventory is stated at the lower of cost or market. The first-in, first-out method was used for determining the cost of inventory excluding contract inventory and certain other inventory, which was determined using the last-in, first-out method ("LIFO") (see Note 4). The Company's reserve for excess and obsolete inventory is primarily based upon forecasted demand for its product sales, and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

Property, Plant and Equipment

Property, plant and equipment is stated on the basis of cost. Depreciation of property, plant and equipment is generally computed using the straight-line method over their estimated economic lives. For land improvements, buildings and building improvements, the estimated economic life is generally 40 years. Estimated economic lives range from three to fifteen years for machinery, equipment, furniture and fixtures. Leasehold improvements are amortized over the shorter of their economic life or the respective lease term using the straight-line method. Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized.

Interest cost is capitalized for qualifying assets during the period in which the asset is being installed and prepared for its intended use. Capitalized interest cost is amortized on the same basis as the related depreciation.

Goodwill

Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is tested at least annually for impairment by calculating the estimated fair value of each business with which goodwill is associated. The Company tested goodwill of $14,277,000 for impairment as of December 31, 2004 and 2003 determining that no impairment loss was necessary. As of December 31, 2004 and 2003, the carrying value of goodwill for the Aerospace & Defense and the Test & Measurement segments was $6,900,000 and $6,937,000, respectively, and the carrying value of goodwill for the Industrial Group was $440,000.

Long-lived Assets

When indicators of impairment exist, the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated undiscounted future cash flows. If facts and circumstances lead the Company's management to believe that the carrying value of one of its assets is impaired, the Company will write down the long-lived asset to its estimated fair value.

Revenue Recognition

A portion of the Company's business is conducted under long-term, fixed-price contracts with aerospace & defense companies and agencies of the U.S. Government. Contract revenue is recognized using the percentage of completion method, generally using units-of-delivery as the basis to measure progress toward completing the contract. The costs attributed to contract revenue are based upon the estimated average costs of all units to be shipped. The cumulative average costs of units shipped to date are adjusted through current operations as estimates of future costs to complete change (see "Contract Accounting" below). Revenue under certain other long-term fixed price contracts is recorded using achievement of performance milestones or cost-to-cost as the basis to measure progress toward completing the contract. Amounts representing contract change orders or claims are included in revenue when such costs are reliably estimated and realization is probable.

Revenue recognized under the percentage of completion method of accounting totaled approximately $90,018,000, $111,341,000 and $120,424,000 for the years ended December 31, 2004, 2003 and 2002, respectively. In 2004 and 2003, approximately 85% and 88%, respectively, of such amount was accounted for based on units of delivery and approximately 15% and 12%, respectively, was accounted for based on milestones or cost-to-cost. In 2002, substantially all such amounts were accounted for under the units-of-delivery method.

All other revenue is recognized as product is shipped and title passes, or when services are rendered. Related shipping and handling costs, if any, are included in costs of sales.

Contract Accounting

For long-term contracts, the Company capitalizes in inventory direct material, direct labor and factory overhead as incurred. Selling costs are expensed as incurred. Costs to complete long-term contracts are estimated on a monthly basis. Estimated margins at completion are applied to cumulative contract revenue to arrive at costs charged to operations.

Accounting for long-term contracts under the percentage of completion method involves substantial estimation processes, including determining the estimated cost to complete a contract. As contracts may require performance over several accounting periods, formal detailed cost-to-complete estimates are performed and updated monthly via performance reports. Management's estimates of costs-to-complete change due to internal and external factors, such as labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. Changes in estimated costs are reflected in gross profit in the period in which they are known. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

Product Warranty Costs

The provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. The accrued liability for warranty costs is included in the caption "Accrued liabilities" in the accompanying consolidated balance sheets.

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. The Company's customer base consists of various departments or agencies of the U.S. Government, aerospace & defense companies under contract with the U.S. Government and a number of customers in diverse industries across geographic areas, primarily in North America and Mexico. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral on its commercial accounts receivable. Credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations. Approximately 73% and 43% of accounts receivable outstanding at December 31, 2004 and 2003, respectively are due from the Company's four largest customers.

The Company recognized revenue from contracts with the U.S. Government and its agencies of approximately $38,975,000, $49,143,000 and $44,185,000 during the years ended December 31, 2004, 2003 and 2002, respectively. The Company's other largest customers for the year ended December 31, 2004 were Dana Corporation ("Dana") and ArvinMeritor, Inc. ("ArvinMeritor"), which represented approximately 36% and 15%, respectively, of the Company's total net revenue. Dana and Raytheon Company ("Raytheon") were the Company's largest customers for the years ended December 31, 2003 and 2002. Net revenue from Dana for 2003 and 2002 was approximately 15% and 19%, respectively, while Raytheon was approximately 14% in both years. No other single customer accounted for more than 10% of the Company's total net revenue for the years ended December 31, 2004, 2003 or 2002.

Foreign Currency Translation

The functional currency for the Company's Mexican subsidiary is the Mexican peso. Earnings are translated into U.S. dollars using the monthly average exchange rates, while balance sheet accounts are translated using year end exchange rates. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of stockholders' equity.

Stock Based Compensation

Stock options are granted under various stock compensation programs to employees and independent directors (see Note 12). The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

	Years ended December 31,		
(In thousands, except per share data)	2004	2003	2002
Net income	$ 7,407	$ 8,135	$ 11,439
Pro forma stock-based compensation expense, net of tax	1,277	1,624	1,591
Pro forma net income	$ 6,130	$ 6,511	$ 9,848
Pro forma earnings per common share:			
Basic	$ 0.36	$ 0.46	$ 0.75
Diluted	$ 0.35	$ 0.44	$ 0.72

Derivative Financial Instruments

In 2001, the Company entered into interest rate swap agreements, which were deemed to be effective hedges in accordance with SFAS No. 133, "Accounting of Derivative Instruments and Hedging Activities" (see Note 8). All changes in the fair value, net of income tax, were recognized in other comprehensive income (loss) on the consolidated statements of stockholders' equity. All such interest rate swap agreements expired in July 2003.

Collective Bargaining Agreements

Approximately 1,316 or 46% of the Company's employees, all of which are in the Industrial Group, are covered by collective bargaining agreements. Employees covered by collective bargaining agreements expiring in one year approximates 250 or 9% of the Company's workforce.

Adoption of Recently Issued Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R supersedes APB No. 25, and amends SFAS No. 95, "Statement of Cash Flows."

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options.

Accordingly, the adoption of SFAS No. 123R's fair value method could have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share (see "Stock Based Compensation" above). SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $552,000, $157,000, and $377,000 in 2004, 2003 and 2002, respectively.

Reclassifications

Certain amounts in the Company's 2002 and 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation.

NOTE 2. ACQUISITIONS

On June 30, 2004, the Company acquired certain assets and liabilities of a plant located in Toluca, Mexico from Dana that expanded the Company's manufacturing capabilities in steer axles, drive axle shafts and various drive train components. The transaction was accounted for as a purchase, in which the purchase price of $16,486,000 was initially allocated based on the fair values of the assets and liabilities acquired. The purchase price includes approximately $900,000 to be paid to Dana in 2005 related to a post-closing adjustment to Dana's net book value of the acquired assets. The results of operations of the acquired business were included in the consolidated financial statements beginning July 1, 2004. Following are the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition, which are subject to refinement based on final costs and appraisals:

(In thousands)	
Current assets	$ 2,385
Property, plant and equipment	14,462
Supply agreements	500
Total assets acquired	17,347
Current liabilities assumed	(861)
Net assets acquired	$ 16,486

On May 3, 2004, the Company acquired certain assets and liabilities of a plant located in Kenton, Ohio from ArvinMeritor that expanded the Company's manufacturing capabilities in trailer axle beams and various drive train components. The transaction was accounted for as a purchase, in which the purchase price of $14,062,000 was initially allocated based on the fair values of the assets and liabilities acquired. The results of operations of the acquired business were included in the consolidated financial statements beginning May 4, 2004. Following are the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition, which are subject to refinement based on final costs and appraisals:

(In thousands)	
Current assets	$ 3,012
Property, plant and equipment	11,103
Supply agreements	800
Total assets acquired	14,915
Current liabilities assumed	(853)
Net assets acquired	$ 14,062

On December 31, 2003, the Company acquired from Dana certain assets and liabilities of a plant that expanded the Company's manufacturing capabilities in certain light, medium and heavy-duty truck steer axles and other drive train components. The transaction was accounted for as a purchase, in which the purchase price of $22,297,000 was allocated based on the fair values of the assets and liabilities acquired. The results of operations of the acquired business were included in the consolidated financial statements beginning January 1, 2004. The Company paid Dana $21,780,000 on the closing date and $517,000 in January 2004. Following are the final fair values of the assets acquired and liabilities assumed at the date of the acquisition:

(In thousands)	
Current assets	$ 4,540
Property, plant and equipment	17,746
Supply agreements	1,727
Total assets acquired	24,013
Current liabilities assumed	(1,716)
Net assets acquired	$ 22,297

The estimated fair values of the supply agreements in each of the above acquisitions are accounted for as finite-lived intangible assets that are being amortized on a straight-line basis over eight and nine year periods in accordance with the terms of the respective agreements. Additionally, each acquisition above was financed by the Company's Credit Agreement (see Note 8).

NOTE 3. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,	
(In thousands)	2004	2003
Commercial	$ 98,608	$ 39,978
U.S. Government	7,726	6,100
	106,334	46,078
Allowance for doubtful accounts	(1,697)	(594)
	$ 104,637	$ 45,484

Accounts receivable from the U.S. Government includes amounts due under long-term contracts, all of which are billed at December 31, 2004 and 2003, of $5,690,000 and $4,508,000, respectively.

NOTE 4. INVENTORY

Inventory consists of the following:

	December 31,	
(In thousands)	2004	2003
Raw materials	$ 33,599	$ 22,394
Work in process	20,791	15,854
Finished goods	5,956	3,052
Costs relating to long-term contracts and programs, net of amounts attributed to revenue recognized to date	43,575	36,569
Progress payments related to long-term contracts and programs	(1,543)	(9,851)
LIFO reserve	(2,224)	(940)
Reserve for excess and obsolete inventory	(5,902)	(5,146)
	$ 94,252	$ 61,932

The preceding amounts include inventory valued under the LIFO method that totaled approximately $12,783,000 and $11,476,000 at December 31, 2004 and 2003, respectively.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	December 31,	
(In thousands)	2004	2003
Land and land improvements	$ 5,330	$ 2,173
Buildings and building improvements	35,261	23,420
Machinery, equipment, furniture and fixtures	200,009	148,733
Construction in progress	25,932	15,539
	266,532	189,865
Accumulated depreciation	(99,592)	(83,182)
	$ 166,940	$ 106,683

Depreciation expense totaled approximately $18,470,000, $12,637,000 and $11,280,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Approximately $818,000 and $3,488,000 was included in accounts payable for capital expenditures at December 31, 2004 and 2003, respectively.

NOTE 6. OTHER ASSETS

Other assets consists of the following:

	December 31,	
(In thousands)	2004	2003
Intangible assets:		
Gross carrying value:		
Industrial Group	$ 3,407	$ 2,095
Aerospace & Defense	795	956
Test & Measurement	720	720
Electronics Group	1,515	1,676
Total gross carrying value	4,922	3,771
Accumulated amortization:		
Industrial Group	(653)	(337)
Aerospace & Defense	(308)	(393)
Test & Measurement	(297)	(96)
Electronics Group	(605)	(489)
Total accumulated amortization	(1,258)	(826)
Intangible assets, net	3,664	2,945
Prepaid benefit cost	4,871	4,685
Other	4,687	4,100
	$ 13,222	$ 11,730

Intangible assets consists primarily of long-term supply agreements in the Industrial Group and non-compete and royalty agreements in both segments of the Electronics Group. The weighted average amortization period for intangible assets was 8 years and 9 years at December 31, 2004 and 2003, respectively.

NOTE 7. ACCRUED LIABILITIES

Accrued liabilities consists of the following:

(In thousands)	December 31, 2004	2003
Salaries, wages, employment taxes and withholdings	$ 2,480	$ 1,255
Employee benefit plans	5,366	6,022
Income, property and other taxes	4,247	3,199
Other	8,285	7,015
	$ 20,378	$ 17,491

Included in other accrued liabilities are advance payments, accrued operating expenses, accrued warranty expenses, accrued interest and other items, none of which exceed 5% of total current liabilities.

NOTE 8. LONG-TERM DEBT

Long-term debt consists of the following:

(In thousands)	December 31, 2004	2003
Revolving credit facility	$ 62,000	$ 56,200
Senior Notes	55,000	—
	117,000	56,200
Less current portion	(7,000)	(3,200)
	$ 110,000	$ 53,000

On June 10, 2004 and August 19, 2004, the Company issued a total of $55.0 million of senior notes through a private placement transaction (the "Senior Notes"). The Senior Notes consist of $7.5 million of notes due in 2009 bearing interest at 4.73%, $27.5 million of notes due in 2009 bearing interest at 5.35% and a $20.0 million note due in 2014 bearing interest at 5.78%. The Senior Notes contain customary affirmative and negative covenants, including financial covenants requiring the maintenance of a specified leverage ratio and minimum levels of net worth. As of December 31, 2004, the Company was in compliance with all covenants.

The Company has a credit agreement with a syndicate of banks (the "Credit Agreement") that was entered into in October 1999 and amended most recently in October 2003. The Credit Agreement provides for a revolving credit facility with an aggregate commitment of $125,000,000 through October 2008. We had total availability for borrowings and letters of credit under the revolving credit facility of $63,000,000 at December 31, 2004, which, when combined with our unrestricted cash balance of $14,060,000, provides for total cash and borrowing capacity of $77,060,000. The Credit Agreement includes an option to increase the amount of available credit to $150,000,000, subject to the lead bank's approval. Current maturities of long-term debt at December 31, 2004 and 2003 represent amounts due under a short-term borrowing arrangement included in the Credit Agreement. Standby letters of credit up to a maximum of $15,000,000 may be issued under the Credit Agreement, and no significant amounts were outstanding at December 31, 2004 and 2003.

Under the terms of the Credit Agreement, interest rates are determined at the time of borrowing and are based on the London Interbank Offered Rate plus a margin of 1.0% to 2.0%; or the greater of the prime rate or the federal funds rate plus 0.5%, plus a margin up to 0.75%. The Company also pays a fee of 0.20% to 0.25% on the unused portion of the aggregate commitment. The margins applied to the respective interest rates and the commitment fee are adjusted quarterly and are based on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate for outstanding borrowings at December 31, 2004 was 4.7%. The weighted average interest rates for borrowings during the years ended December 31, 2004, 2003 and 2002 were 4.8%, 5.4% and 5.8% respectively.

The Credit Agreement contains customary affirmative and negative covenants, including financial covenants requiring the maintenance of specified fixed charge coverage and leverage ratios and minimum levels of net worth. As of December 31, 2004, the Company was in compliance with all covenants.

On July 26, 2001, the Company entered into interest rate swap agreements with three banks that effectively converted a portion of its floating rate debt to a fixed rate basis for a period of two years, thus reducing the impact of interest rate changes on interest expense. The swap agreements, which expired on July 25, 2003, had a combined notional amount of $30,000,000 whereby the Company paid a fixed rate of interest of 4.52% and received a variable 30-day LIBOR rate. The differential paid or received was accrued as interest rates changed and was recognized as an adjustment to interest expense in the consolidated income statements.

Interest incurred, net of amounts capitalized, during the years ended December 31, 2004, 2003 and 2002 totaled approximately $2,584,000, $1,729,000 and $2,923,000, respectively. Capitalized interest for the year ended December 31, 2004 approximated $355,000. The Company had no capitalized interest in 2003 or 2002. Interest paid during the years ended December 31, 2004, 2003 and 2002 totaled approximately $2,328,000, $1,328,000 and $2,763,000, respectively.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at their carrying amount which approximates fair value because of the short-term maturity of those instruments. The carrying value for the recently issued Senior Notes approximates the fair value at December 31, 2004. The carrying amount of debt outstanding at December 31, 2004 and 2003 under the Credit Agreement approximates fair value because borrowings are for terms of less than six months and have rates that reflect currently available terms and conditions for similar debt.

NOTE 10. EMPLOYEE BENEFIT PLANS

The Company sponsors noncontributory defined benefit pension plans (the "Pension Plans") covering certain employees of the Industrial Group. The Pension Plans covering salaried and management employees provide pension benefits that are based on the employees' highest five-year average compensation within ten years before retirement. The Pension Plans covering hourly employees and union members generally provide benefits at stated amounts for each year of service. The Company's funding policy is to make the minimum annual contributions required by the applicable regulations; however, the Company made a voluntary contribution to the Pension Plans totaling $5,660,000 in 2002. The Pension Plans' assets are primarily invested in equity securities and fixed income securities.

The following table details the components of pension expense:

	Years ended December 31,		
(In thousands)	2004	2003	2002
Service cost	$ 124	$ 137	$ 172
Interest cost on projected benefit obligation	2,272	2,265	2,306
Net amortizations and deferrals	480	611	339
Expected return on plan assets	(2,589)	(2,430)	(2,329)
	$ 287	$ 583	$ 488

The following are summaries of the changes in the benefit obligations and plan assets and of the funded status of the Pension Plans:

(In thousands)	December 31, 2004	2003
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 37,324	$ 35,237
Service cost	124	137
Interest cost	2,272	2,265
Actuarial loss	2,226	1,450
Benefits paid	(1,955)	(1,765)
Benefit obligation at end of year	$ 39,991	$ 37,324
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 32,259	$ 29,480
Actual return on plan assets	2,984	3,958
Company contributions	944	586
Benefits paid	(1,955)	(1,765)
Fair value of plan assets at end of year	$ 34,232	$ 32,259
Funded status of the plans:		
Benefit obligation at end of year	$ 39,991	$ 37,324
Fair value of plan assets at end of year	34,232	32,259
Funded status of plan (underfunded)	(5,759)	(5,065)
Unrecognized actuarial loss	9,225	7,714
Unrecognized prior service cost	206	365
Net asset recognized	$ 3,672	$ 3,014
Balance sheet assets (liabilities):		
Prepaid benefit cost	$ 4,871	$ 4,685
Accrued benefit liability	(5,995)	(5,425)
Accumulated other comprehensive loss	4,796	3,754
Net amount recognized	$ 3,672	$ 3,014
Pension plans with accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	$ 24,272	$ 22,304
Accumulated benefit obligation	24,082	22,100
Fair value of plan assets	18,086	16,677
Projected benefit obligation and net periodic pension cost assumptions:		
Discount rate	5.75%	6.25%
Rate of compensation increase	4.00	4.00
Expected long-term rate of return on plan assets	8.25	8.25
Weighted average asset allocation:		
Equity securities	64%	63%
Debt securities	36	37
Total	100%	100%

The Company uses November 30 as the measurement date for the Pension Plans. Total estimated contributions expected to be paid to the plans during 2005 ranges from $200,000 to $1,000,000. The expected long-term rates of return on plan assets for determining net periodic pension cost for 2004 and 2003 were chosen by the Company from a best estimate range determined by applying anticipated long-term returns and long-term volatility for various assets categories to the target asset allocation of the plan. The target asset allocation of plan assets is equity securities ranging 55-65% and fixed income securities ranging 35-45% of total investments.

The Company sponsors a defined contribution plan (the "Defined Contribution Plan") for substantially all employees of the Company. The Defined Contribution Plan is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. The Defined Contribution Plan allows the Company to match participant contributions and provides discretionary contributions. Contributions to the Defined Contribution Plan in 2004, 2003 and 2002 totaled approximately $3,238,000, $2,737,000 and $2,267,000, respectively.

The Company has self-insured medical plans (the "Medical Plans") covering substantially all employees. The number of employees participating in the Medical Plans was approximately 1,850, 1,325 and 1,300 at December 31, 2004, 2003 and 2002, respectively. The Medical Plans limit the Company's annual obligations to fund claims to specified amounts per participant and in the aggregate. The Company is adequately insured for amounts in excess of these limits. Employees are responsible for payment of a portion of the premiums. During 2004, 2003 and 2002, the Company charged approximately $10,640,000, $7,223,000 and $6,677,000, respectively, to operations related to reinsurance premiums, medical claims incurred and estimated, and administrative costs for the Medical Plans. Claims paid during 2004, 2003 and 2002 did not exceed the aggregate limits.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company leases certain of its real property and certain equipment, vehicles and computer hardware under operating leases with terms ranging from month-to-month to ten years and which contain various renewal and rent escalation clauses. Future minimum annual lease commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004 are as follows:

(In thousands)	
2005	$ 7,370
2006	6,256
2007	5,078
2008	4,329
2009	3,309
2010 and thereafter	3,898
	$ 30,240

Rent expense for the years ended December 31, 2004, 2003 and 2002 totaled approximately $7,427,000, $7,485,000 and $7,387,000, respectively.

The Company entered into agreements for the sale and leaseback of certain specific manufacturing and testing equipment during 2001. The terms of the operating leases range from five to nine years and the Company has the option to purchase the equipment at the expiration of the respective lease term at a fixed price based upon the equipment's estimated residual value. Lease payments on these operating leases are guaranteed by the Company. Proceeds from the sale and leaseback transactions during 2001 were approximately $5,420,000 and the transactions resulted in a deferred loss of approximately $787,000. Deferred losses on sales and leaseback transactions are amortized on a straight-line basis over the term of the respective leases. Cumulative deferred losses, including deferred losses incurred prior to 2001, net of amortization, was approximately $689,000 and $835,000 as of December 31, 2004 and 2003, respectively. Future minimum annual lease commitments related to these leases are included in the above schedule.

As of December 31, 2004, the Company had outstanding purchase commitments of approximately $24.0 million primarily for the acquisition of manufacturing equipment and inventory.

The Company bears insurance risk as a member of a group captive insurance entity for certain general liability automobile and workers' compensation insurance programs and a self-insured employee health program. The Company records estimated liabilities for its insurance programs based on information provided by the third-party plan administrators, historical claims experience, expected costs of claims incurred but not paid, and expected costs to settle unpaid claims. The Company monitors its estimated insurance-related liabilities on a quarterly basis. As facts change, it may become necessary to make adjustments that could be material to the Company's results of operations and financial condition. The Company believes that its present insurance coverage and level of accrued liabilities are adequate.

The Company is involved in certain litigation and contract issues arising in the normal course of business. While the outcome of these matters cannot, at this time, be predicted in light of the uncertainties inherent therein, management does not expect that these matters will have a material adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 12. STOCK OPTION AND PURCHASE PLANS

The Company has certain stock compensation plans under which options to purchase common stock may be granted to officers, key employees and non-employee directors. Options may be granted at not less than the market price on the date of grant. Options are exercisable in whole or in part up to two years after the date of grant and ending ten years after the date of grant. The following table summarizes option activity for the three years ended December 31, 2004:

	Shares	Exercise Price Range	Weighted Average Exercise Price
Balance at January 1, 2002	1,846,960	$ 1.72 - $ 31.00	$ 7.61
Granted	362,391	9.95 - 19.00	14.32
Exercised	(127,561)	1.72 - 10.50	6.23
Forfeited	(144,425)	6.25 - 16.03	9.39
Balance at December 31, 2002	1,937,365	1.72 - 31.00	8.83
Granted	690,811	6.88 - 16.10	8.78
Exercised	(104,730)	1.72 - 10.50	5.04
Forfeited	(178,061)	3.36 - 16.03	9.17
Balance at December 31, 2003	2,345,385	3.88 - 31.00	8.96
Granted	154,280	11.95 - 21.54	17.68
Exercised	(144,660)	3.88 - 13.50	7.65
Forfeited	(138,438)	5.94 - 31.00	9.70
Balance at December 31, 2004	2,216,567	$ 3.88 - $ 25.52	$ 9.60

The following table summarizes certain weighted average data for options outstanding and currently exercisable at December 31, 2004:

	Outstanding			Exercisable	
		Weighted Average			
Exercise Price Range	Shares	Exercise Price	Remaining Contractual Life	Shares	Weighted Average Exercise Price
$3.88 - $6.00	182,389	$ 5.03	4.4	128,264	$ 4.89
$6.01 - $8.00	551,056	6.89	4.0	291,901	7.10
$8.01 - $10.00	812,780	8.72	5.0	341,915	9.20
$10.01 - $16.00	465,265	12.34	5.3	141,871	11.88
$16.01 - $26.00	205,077	18.25	7.0	97,747	18.86
Total	2,216,567	$ 9.60	5.0	1,001,698	$ 9.36

The Company's stock compensation program also provides for the grant of performance-based stock options to key employees ("Performance Options"). The terms and conditions of the Performance Options grants provide for the determination of the exercise price and the beginning of the vesting period to occur when the fair market value of the Company's common stock achieves certain targeted price levels. Performance Options to purchase 116,000 shares of common stock were granted during 2003. The Company did not grant Performance Options in 2004 or 2002. Performance Options to purchase 17,500 shares, 28,000 shares and 49,000 shares of common stock were forfeited in 2004, 2003 and 2002, respectively. One targeted price level of the Performance Options was achieved in 2004 and 2002, resulting in determination of the exercise price and beginning of the vesting period for options to purchase 14,500 and 52,000 shares of common stock, respectively. Performance Options for which the targeted price level has not been achieved totaled 371,000 shares, 403,000 shares and 315,000 shares at December 31, 2004, 2003 and 2002, respectively, and are excluded from disclosures of options outstanding.

During 2004, the 1994 equity plan expired and was replaced with the 2004 equity plan. A total of 3,000,000 shares of common stock were reserved for issuance under the 2004 equity plan while the aggregate number of shares of common stock reserved for issuance under the Company's stock compensation programs as of December 31, 2003 and 2002 was 4,750,000. The aggregate number of shares available for future grant as of December 31, 2004 and 2003 was 2,987,000 and 1,375,011, respectively.

The Company applies APB No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, when the exercise price of the Company's employee stock options is at least equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for options granted by the Company during 2004, 2003 and 2002 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Years ended December 31,		
	2004	2003	2002
Expected life (years)	6.8	7.0	7.0
Expected volatility	55.5%	75.0%	74.8%
Risk-free interest rates	3.76%	3.69%	3.83%
Expected dividend yield	0.70%	0.95%	1.09%

The Company estimated the volatility rate for 2003 and prior based on similar companies' volatility rates due to the lack of volume in the Company's common stock. Effective January 1, 2004, the Company estimated the expected volatility rate based on the Company's historical stock price, as the Company determined that its historical prices provided a more reliable estimate of volatility. The weighted average Black-Scholes value of options granted under the stock option plans during 2004, 2003 and 2002 was $9.76, $5.76 and $9.39 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company has a stock purchase plan that provides substantially all employees who have satisfied the eligibility requirements the opportunity to purchase shares of the Company's common stock on a compensation deduction basis. The purchase price is the lower of 85% of the fair market value of the common stock on the first or last business day of the purchase period. Payroll deductions may not exceed $6,000 for any six-month cycle. At December 31, 2004 and 2003, there were 75,512 shares and 121,049 shares, respectively, available for purchase under the plan. During 2004, 2003 and 2002, a total of 48,357 shares, 38,160 shares and 37,695 shares, respectively, were issued under the plan. The stock purchase plan was terminated effective January 31, 2005.

NOTE 13. STOCKHOLDERS' EQUITY

On March 17, 2004, the Company completed a public stock offering of 3,000,000 shares of its common stock, and, on April 8, 2004, an additional 450,000 shares were issued through the exercise of an over-allotment option. The shares were sold at $17.00 per share and generated proceeds, after underwriting discounts and expenses, of approximately $55,255,000. Proceeds from the offering were primarily used to repay debt.

On March 26, 2002, the Company completed a public stock offering of 3,600,000 shares of its common stock and, on April 19, 2002, an additional 500,000 shares were issued through the exercise of an over-allotment option. The shares were sold at $14.50 per share and generated proceeds, after underwriting discounts and expenses, of approximately $55,656,000. Proceeds from the offering were primarily used to repay debt. On May 7, 2002, the Company's stockholders approved an amendment to increase the Company's authorized common stock from 20,000,000 shares to 30,000,000 shares.

The Company has a stockholder rights plan, under which each stockholder owns one right for each outstanding share of common stock owned. Each right entitles the holder to purchase one one-thousandth of a share of a new series of preferred stock at an exercise price of $63.00. The rights trade along with, and not separately from, the shares of common stock unless they become exercisable. If any person or group acquires or makes a tender offer for 15% or more of the common stock of the Company (except in transactions approved by the Company's Board of Directors in advance) the rights become exercisable, and they will separate, become tradable, and entitle stockholders, other than such person or group, to acquire, at the exercise price, preferred stock with a market value equal to twice the exercise price. If the Company is acquired in a merger or other business combination with such person or group, or if 50% of its earning power or assets are sold to such person or group, each right will entitle its holder, other than such person or group, to acquire, at the exercise price, shares of the acquiring company's common stock with a market value of twice the exercise price. The rights will expire on October 23, 2011, unless redeemed or exchanged earlier by the Company, and will be represented by existing common stock certificates until they become exercisable.

As of December 31, 2004, 24,850 shares of the Company's preferred stock were designated as Series A Preferred Stock in connection with the adoption of the stockholder rights plan. There are no shares of Series A Preferred Stock currently outstanding. The holders of Series A Preferred Stock will have voting rights, be entitled to receive dividends based on a defined formula and have certain rights in the event of the Company's dissolution. The shares of Series A Preferred Stock shall not be redeemable. However, the Company may purchase shares of Series A Preferred Stock in the open market or pursuant to an offer to a holder or holders.

Cumulative losses recorded in other comprehensive income (loss) for adjustments in the minimum pension liability, net of tax, totaled $2,983,000, $2,346,000 and $2,350,000 at December 31, 2004, 2003 and 2002, respectively. Cumulative foreign currency translation gains recorded in other comprehensive income (loss) totaled $618,000 at December 31, 2004. Cumulative losses recorded in other comprehensive income (loss) for the aggregate fair market value of all swap agreements, net of tax, totaled $349,000 at December 31, 2002.

NOTE 14. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided for temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

The components of income before taxes are as follows:

	Years ended December 31,		
(In thousands)	2004	2003	2002
Domestic	$ 7,139	$ 13,018	$ 16,373
Foreign	3,513	—	—
	$ 10,652	$ 13,018	$ 16,373

The components of income tax (benefit) expense are as follows:

(In thousands)	Years ended December 31, 2004	2003	2002
Current:			
Federal	$ (742)	$ (847)	$ 1,184
State	33	(279)	66
Foreign	262	—	—
Total current income tax (benefit) expense	(447)	(1,126)	1,250
Deferred:			
Federal	2,424	4,938	3,427
State	519	1,071	257
Foreign	749	—	—
Total deferred income tax expense	3,692	6,009	3,684
	$ 3,245	$ 4,883	$ 4,934

The Company files a consolidated federal income tax return which includes all domestic subsidiaries. Income taxes paid during 2004, 2003 and 2002 totaled approximately $4,188,000, $2,250,000 and $3,656,000, respectively. The Company received approximately $2,555,000, $1,760,000 and $208,000 in federal income tax refunds during 2004, 2003 and 2002, respectively.

At December 31, 2004, the Company had approximately $4,876,000 of federal net operating loss carryforwards available to offset federal taxable income. Such carryforwards reflect income tax losses incurred which will expire on December 31, 2024.

At December 31, 2004, the Company had approximately $9,614,000 of state net operating loss carryforwards available to offset future state taxable income. Such carryforwards reflect income tax losses incurred which will expire on December 31 of the following years:

(In thousands)	
2009	$ 2,591
2010	560
2011	5,999
2017	464
	$ 9,614

The following is a reconciliation of income tax expense to that computed by applying the federal statutory rate of 34% to income before income taxes:

(In thousands)	Years ended December 31, 2004	2003	2002
Federal tax at the statutory rate	$ 3,622	$ 4,426	$ 5,567
State income taxes, net of federal tax benefit	432	522	646
Effect of tax rates of foreign subsidiaires	(183)	—	—
Research and development tax credit	(464)	(146)	(330)
Change in estimate for federal tax contingencies	(434)	—	—
Change in valuation allowance for deferred tax asset	—	—	(677)
Other	272	81	(272)
	$ 3,245	$ 4,883	$ 4,934

Deferred income tax assets and liabilities are as follows:

(In thousands)	December 31, 2004	December 31, 2003
Deferred tax assets:		
Compensation and benefit accruals	$ 730	$ 747
Inventory valuation	1,916	1,201
Federal and state net operating loss carryforwards	2,439	560
Contract provisions	287	—
Accounts receivable allowance	661	226
Other	212	—
Total deferred tax assets	6,245	2,734
Deferred tax liabilities:		
Depreciation	(15,105)	(8,652)
Foreign inventory valuation and other provisions	(749)	—
Defined benefit pension plan	(269)	(231)
Contract provisions	—	(240)
Other	—	(200)
Total deferred tax liabilities	(16,123)	(9,323)
Net deferred tax liability	$ (9,878)	$ (6,589)

Management believes it is more likely than not that the Company's future earnings will be sufficient to ensure the realization of deferred tax assets for federal and state purposes.

The Company, because it intends to indefinitely reinvest foreign earnings outside the U.S., has not provided an estimate for any U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries ($2,502,000 at December 31, 2004) that might be payable if these earnings were repatriated. However, the Company believes that U.S. foreign tax credits would, for the most part, eliminate any additional U.S. tax.

NOTE 15. EARNINGS PER COMMON SHARE

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

The following table presents information necessary to calculate earnings per common share:

(In thousands, except per share data)	Years ended December 31, 2004	2003	2002
Shares outstanding:			
Weighted average shares outstanding	17,119	14,237	13,117
Effect of dilutive employee stock options	626	416	547
Adjusted weighted average shares outstanding and assumed conversions	17,745	14,653	13,664
Net income applicable to common stock	$ 7,407	$ 8,135	$ 11,439
Earnings per common share:			
Basic	$ 0.43	$ 0.57	$ 0.87
Diluted	$ 0.42	$ 0.56	$ 0.84

NOTE 16. SEGMENT INFORMATION

The Company is organized into two business groups, the Industrial Group and the Electronics Group. The Industrial Group is one reportable business segment, while the Electronics Group includes two reportable business segments, Aerospace & Defense and Test & Measurement. The segments are each managed separately because of the distinctions between the products, services, markets, customers, technologies, and workforce skills of the segments. The Industrial Group provides manufacturing services for a variety of customers that outsource forged and finished steel components and subassemblies. The Industrial Group also manufactures high-pressure closures and other fabricated products. The Aerospace & Defense reportable segment provides manufacturing and technical services as an outsourced service provider and manufactures complex data storage systems. The Test & Measurement reportable segment provides a wide range of technical services for a diversified customer base as an outsourced service provider and manufactures magnetic instruments, current sensors, and other electronic products. Revenue derived from outsourced services for the Industrial Group accounted for 59%, 31% and 29% of total net revenue in 2004, 2003 and 2002, respectively. Revenue derived from outsourced services for the Aerospace & Defense reportable segment accounted for 24%, 40% and 43% of total net revenue in 2004, 2003 and 2002, respectively. Revenue derived from outsourced services for the Test & Measurement reportable segment accounted for 10%, 12% and 12% of total net revenue in 2004, 2003 and 2002, respectively. There was no intersegment net revenue recognized for all years presented. The Company previously had only two reportable business segments and therefore, segment information for 2003 and 2002 has been reclassified to be consistent with the current year presentation.

The following table presents financial information for the reportable segments of the Company:

(In thousands)	2004	2003	2002
	Years ended December 31,		
Net revenue from unaffiliated customers:			
Industrial Group	$ 260,410	$ 95,872	$ 86,915
Aerospace & Defense	119,179	141,597	146,491
Test & Measurement	45,813	39,136	40,071
Electronics Group	164,992	180,733	186,562
	$ 425,402	$ 276,605	$ 273,477
Gross profit:			
Industrial Group	$ 23,720	$ 9,746	$ 11,725
Aerospace & Defense	19,284	28,880	27,316
Test & Measurement	9,151	7,386	10,480
Electronics Group	28,435	36,266	37,796
	$ 52,155	$ 46,012	$ 49,521
Operating income (loss):			
Industrial Group	$ 15,120	$ 6,895	$ 8,210
Aerospace & Defense	3,597	12,636	13,302
Test & Measurement	(431)	(574)	1,145
Electronics Group	3,166	12,062	14,447
General, corporate and other	(5,672)	(4,016)	(3,701)
	$ 12,614	$ 14,941	$ 18,956
Total assets:			
Industrial Group	$ 268,004	$ 121,429	$ 90,781
Aerospace & Defense	101,344	88,306	86,681
Test & Measurement	33,537	33,254	27,624
Electronics Group	134,881	121,560	114,305
General, corporate and other	26,069	20,506	18,519
	$ 428,954	$ 263,495	$ 223,605
Depreciation and amortization:			
Industrial Group	$ 10,151	$ 5,425	$ 4,224
Aerospace & Defense	5,061	4,502	4,587
Test & Measurement	3,553	2,632	2,298
Electronics Group	8,614	7,134	6,885
General, corporate and other	301	272	277
	$ 19,066	$ 12,831	$ 11,386
Capital expenditures:			
Industrial Group	$ 42,634	$ 11,790	$ 12,009
Aerospace & Defense	8,399	5,683	4,557
Test & Measurement	4,601	4,938	2,961
Electronics Group	13,000	10,621	7,518
General, corporate and other	266	110	220
	$ 55,900	$ 22,521	$ 19,747

The Company's export sales from the U.S. totaled $37,318,000, $22,250,000 and $25,437,000 in 2004, 2003 and 2002, respectively. Approximately $26,481,000 of net revenue in 2004 and $24,278,000 of long lived assets at December 31, 2004 relate to the Company's international operations.

NOTE 17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is an analysis of certain items in the consolidated income statements by quarter for the years ended December 31, 2004 and 2003:

	2004				2003			
(In thousands, except per share data)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net revenue	$ 89,376	$ 95,896	$118,457	$121,673	$ 58,915	$ 70,621	$ 68,898	$ 78,171
Gross profit	14,477	12,996	15,687	8,995	9,951	13,041	9,569	13,451
Operating income (loss)	5,669	3,353	5,543	(1,951)	2,759	4,918	1,547	5,717
Net income (loss)	3,399	1,984	3,487	(1,463)	1,379	2,679	686	3,391
Earnings (loss) per common share:								
Basic	$ 0.23	$ 0.11	$ 0.19	$ (0.08)	$ 0.10	$ 0.19	$ 0.05	$ 0.24
Diluted	$ 0.22	$ 0.11	$ 0.19	$ (0.08)	$ 0.10	$ 0.19	$ 0.05	$ 0.23
Cash dividends declared per common share	$ 0.03	$ 0.03	$ 0.03	$ 0.03	$ 0.03	$ 0.03	$ 0.03	$ 0.03

COMMON STOCK INFORMATION

Our common stock is traded on the Nasdaq National Market under the symbol "SYPR." The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our common stock as reported by the Nasdaq National Market.

	High	Low
Year ended December 31, 2003:		
First Quarter	$ 11.25	$ 6.88
Second Quarter	10.75	7.50
Third Quarter	16.61	10.25
Fourth Quarter	17.55	12.78
Year ended December 31, 2004:		
First Quarter	$ 21.90	$ 17.00
Second Quarter	21.17	17.25
Third Quarter	14.23	11.08
Fourth Quarter	16.81	12.98

As of February 28, 2005, there were 1,229 holders of record of our common stock.

On September 22, 2002, our Board of Directors declared an initial quarterly cash dividend of $0.03 per common share outstanding. Cash dividends of $0.03 per common share have been paid quarterly since the initial dividend was declared in 2002. Dividends may be paid on common stock only when, as and if declared by our Board of Directors in its sole discretion.

CORPORATE DIRECTORY

Board of Directors

ROBERT E. GILL (1†)
Chairman of the Board

JEFFREY T. GILL (1)
President & CEO

R. SCOTT GILL (1)
Managing Broker
Coldwell Banker
Residential Brokerage

WILLIAM G. FERKO (3, 4)
Vice President & CFO
Genlyte Group, Inc.

HENRY F. FRIGON (1, 2†, 4)
Private Investor & Consultant

WILLIAM L. HEALEY (4†)
President & CEO
Cal Quality Electronics, Inc.

SIDNEY R. PETERSEN (2, 3†)
Retired Chairman & CEO
Getty Oil, Inc.

ROBERT SROKA (2, 3)
Managing Director
Corporate Solutions Group

(1) Member of Executive Committee
(2) Member of Compensation Committee
(3) Member of Audit and Finance Committee
(4) Member of Nominating and Governance Committee
(5) Executive Officer
† Committee Chairman

Corporate Officers

ROBERT E. GILL (5)
Chairman of the Board

JEFFREY T. GILL (5)
President & CEO

DAVID D. JOHNSON (5)
Vice President & CFO

RICHARD L. DAVIS (5)
Senior Vice President

ANTHONY C. ALLEN (5)
Vice President & Treasurer

JOHN R. MCGEENEY (5)
General Counsel
& Secretary

Subsidiary Officers

CYNTHIA Y. BELAK
Vice President of Finance
Sypris Data Systems, Inc.

LAWRENCE J. BERNICKY
Vice President of Finance
Sypris Test & Measurement, Inc.

KATHY SMITH BOYD (5)
Vice President; President & CEO
Sypris Test & Measurement, Inc.

MARK N. CAIN
Vice President of Human Resources
Sypris Technologies, Inc.

JAMES G. COCKE (5)
Vice President; President & CEO
Sypris Electronics, LLC

JOHN M. KRAMER (5)
Group Vice President;
President & CEO
Sypris Technologies, Inc.

DAVID L. MONACO
Vice President of Finance
Sypris Electronics, LLC

G. DARRELL ROBERTSON (5)
Vice President; President & CEO
Sypris Data Systems, Inc.

JON Q. SHELLHAAS
Vice President of Finance
Sypris Technologies, Inc.

EDMUND R. STUCZYNSKI
Vice President of Operations
Sypris Electronics, LLC

NORMAN E. ZELESKY
Vice President
Sypris Technologies, Inc.

ALABAMA

Sypris Data Systems
3322 S. Memorial Parkway
Suite 505
Huntsville, AL 35801
Phone: (256) 881-2231

ARIZONA

Sypris Test & Measurement
2320 West Peoria Avenue
Building D-133
Phoenix, AZ 85029
Phone: (602) 395-5900

CALIFORNIA

Sypris Data Systems
Subsidiary Headquarters
160 E. Via Verde
San Dimas, CA 91773
Phone: (909) 962-9400

Sypris Test & Measurement
16340 Roscoe Boulevard
Suite 100
Van Nuys, CA 91406
Phone: (818) 830-9111

Sypris Test & Measurement
615 N. Mary Avenue
Sunnyvale, CA 94085
Phone: (408) 720-0006

COLORADO

Sypris Data Systems
7307 S. Revere Parkway
Centennial, CO 80112
Phone: (303) 773-4700

Sypris Test & Measurement
8020 Southpark Circle
Suite 300
Littleton, CO 80120
Phone: (303) 773-4616

FLORIDA

Sypris Test & Measurement
Subsidiary Headquarters
6120 Hanging Moss Road
Orlando, FL 32807
Phone: (407) 678-6900

Sypris Electronics
Subsidiary Headquarters
10901 North McKinley Drive
Tampa, FL 33612
Phone: (813) 972-6000

Sypris Data Systems
2460 N. Courtney Parkway
Suite 107
Merritt Island, FL 32953
Phone: (321) 449-9243

GEORGIA

Sypris Test & Measurement
1000 Cobb Place Boulevard
Building 200, Suite 240
Kennesaw, GA 30144
Phone: (770) 795-8092

ILLINOIS

Sypris Test & Measurement
2055 Army Trail Road
Suite 108
Addison, IL 60101
Phone: (630) 620-5800

KENTUCKY

Sypris Solutions, Inc.
Corporate Headquarters
101 Bullitt Lane
Suite 450
Louisville, KY 40222
Phone: (502) 329-2000

Sypris Technologies
Subsidiary Headquarters
2820 West Broadway
Louisville, KY 40211
Phone: (502) 774-6011

Sypris Technologies
Tube Turns Division
2612 Howard Street
Louisville, KY 40211
Phone: (502) 774-6011

MARYLAND

Sypris Data Systems
9020 Junction Drive
Suite 3
Annapolis Junction, MD 20701
Phone: (301) 470-0110

Sypris Electronics
9020 Junction Drive
Suite 3
Annapolis Junction, MD 20701
Phone: (877) 797-7478

MASSACHUSETTS

Sypris Test & Measurement
53 Second Avenue
Burlington, MA 01803
Phone: (781) 272-9050

Sypris Test & Measurement
257 Simarano Drive
Marlborough, MA 01752
Phone: (508) 786-9633

MICHIGAN

Sypris Test & Measurement
24301 Catherine Industrial Road
Suite 116
Novi, MI 48375
Phone: (248) 305-5200

NEW JERSEY

Sypris Test & Measurement
2500 Main Street, Suite 2
Sayreville, NJ 08872
Phone: (732) 721-6116

Sypris Test & Measurement
1133 Route 23 South
Wayne, NJ 07470
Phone: (973) 628-1363

NEW YORK

Sypris Test & Measurement
c/o Delphi Harrison
200 Upper Mountain Road
Building 6
Lockport, NY 14094
Phone: (716) 438-4584

NORTH CAROLINA

Sypris Technologies
105 Wamsutta Mill Road
Morganton, NC 28655
Phone: (828) 433-4600

OHIO

Sypris Technologies
13267 State Route 68 South
Kenton, OH 43326
Phone: (419) 674-4051

Sypris Technologies
1550 Marion Agosta Road
Marion, OH 43302
Phone: (740) 383-2111

Sypris Test & Measurement
950 Keynote Circle
Brooklyn Heights, OH 44131
Phone: (216) 741-7040

Sypris Test & Measurement
3148 Presidential Drive
Fairborn, OH 45234
Phone: (937) 427-3444

SOUTH CAROLINA

Sypris Test & Measurement
c/o Square D
8821 Garners Ferry Road
Hopkins, SC 29061
Phone: (803) 695-7874

Sypris Test & Measurement
c/o Bose Facility
2000 Carolina Pines Drive
Blythewood, SC 29016
Phone: (803) 714-8397

TEXAS

Sypris Test & Measurement
258 East Arapaho
Suite 150
Richardson, TX 75081
Phone: (972) 231-4443

Sypris Data Systems
8500 Dyer Street
Suite 65
El Paso, TX 79904
Phone: (915) 757-2547

MEXICO

Sypris Technologies
Alberto Einstein No. 401
Zona Industrial
Toluca, Mexico C.P. 50071
Phone: (52) (722) 279-3906

INVESTOR INFORMATION

CORPORATE ADDRESS
Sypris Solutions, Inc.
101 Bullitt Lane
Suite 450
Louisville, KY 40222
Phone: (502) 329-2000
Fax: (502) 329-2050

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on Tuesday, April 26, 2005, at 10:00 a.m. at 101 Bullitt Lane, Lower Level Seminar Room, Louisville, Kentucky.

FOR MORE INFORMATION
To learn more about Sypris Solutions, Inc., visit our site on the World Wide Web at www.sypris.com.

INVESTOR MATERIALS
The Sypris Web page – www.sypris.com – is your entry point for a vast array of information about Sypris, including its products, financial information, real-time stock quotes, links to each of its subsidiary operations, corporate governance information and other useful information.

For investor information, including additional annual reports, 10-Ks, 10-Qs or any other financial literature, please contact Carroll A. Dunavent, Director, Law and Compliance, 101 Bullitt Lane, Suite 450, Louisville, KY 40222.

SYPRIS ON NASDAQ
The common stock of Sypris trades on the Nasdaq National Market under the symbol SYPR.

TRANSFER AGENT
LaSalle Bank N.A.
135 South LaSalle Street
Suite 1811
Chicago, IL 60603
Phone: (800) 246-5761
Fax: (312) 904-2236

INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM
Ernst & Young LLP
400 West Market Street
Suite 2100
Louisville, KY 40202
Phone: (502) 585-1400
Fax: (502) 584-4221

CORPORATE COUNSEL
Wyatt, Tarrant & Combs, LLP
500 West Jefferson Street
Suite 2800
Louisville, KY 40202
Phone: (502) 589-5235
Fax: (502) 589-0309

Forward-Looking Statements
This report includes non-historical or "forward-looking" statements concerning future events or conditions. Important risk factors, which could cause actual results to differ materially from these statements, are set forth on page 36 of this annual report.


SYPRIS
SOLUTIONS

101 Bullitt Lane, Suite 450
Louisville, Kentucky 40222
Phone (502) 329-2000
Fax (502) 329-2050
www.sypris.com